Exhibit 10.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) dated as of April 18, 2011 is by and among SciClone Pharmaceuticals, Inc., a Delaware corporation (“Parent”), SciClone Pharmaceuticals Hong Kong Limited, a company incorporated and existing under the laws of Hong Kong and wholly-owned subsidiary of Parent (“Purchaser”), NovaMed Pharmaceuticals, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Target”), and the undersigned individuals as set forth on the signature pages hereto (each a “Seller” and collectively, the “Sellers”), and, with respect to Sections 2, 7, 9, 10 and 11, Mark Lotter as the Seller Representative.

RECITALS

WHEREAS, Target, through its wholly owned subsidiary in China NovaMed Pharmaceuticals (Shanghai) Co., Ltd. (诺凡麦医药贸易（上海）有限公司) (the “China Sub”), engages in the business of (i) in-licensing, distributing off-shore, importing and trading within the Shanghai Wai Gao Qiao Free Trade Zone and development, registration, sales promotion and marketing in the People’s Republic of China (the “PRC”) of pharmaceutical products for consumption in the PRC; and (ii) providing outsourced services to third party pharmaceutical manufacturers in connection with their pharmaceutical products in the PRC (including promotion, marketing, assistance with obtaining market authorizations and registrations, appointment of and liaison with third party distributors and identification and negotiation of tender bids);

WHEREAS, Target holds all registered capital of China Sub, a wholly foreign owned enterprise (“WFOE”) duly organized and existing under the laws of the PRC;

WHEREAS, Sellers collectively are the owners and holders of record of an aggregate of 5,723,140 Series B Preferred Shares of Target, par value $0.0001 per share (the “Series B Shares”), and 15,271,429 Common Shares of Target, par value $0.0001 per share (the “Common Shares”) (of which immediately prior to the date hereof, 3,571,429 of such Common Shares were issued upon conversion of previously outstanding Series A Preferred Shares of Target, par value $0.0001 per share (the “Series A Shares”) (the Common Shares and the Series B Shares, collectively, the “Shares”, which collectively constitute all of the issued and outstanding shares of Target as of immediately prior to Closing);

WHEREAS, certain Sellers and affiliates collectively are the owners and holders of record of Convertible Promissory Notes (the “Notes”) with an outstanding aggregate principal amount of $3,500,000;

WHEREAS, each Seller holds such Shares and Notes as set forth opposite such Seller’s name on the Consideration and Indemnification Schedule being delivered concurrently herewith (the “Allocation Schedule”);

WHEREAS, each Seller desires to sell to Purchaser, and Purchaser desires to purchase and acquire from each Seller, the number of Shares set forth opposite each Seller’s name on the Allocation Schedule, collectively aggregating to all of the Shares, on the terms and conditions hereinafter set forth herein;

WHEREAS, the Board of Directors of Target has unanimously approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the Board of Directors of each of Parent and Purchaser has unanimously approved this Agreement and the transactions contemplated hereby.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Purchase and Sale of Shares. Subject to all the terms and conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from each Seller, the number of Shares set forth opposite each Seller’s name on the Allocation Schedule, free and clear of any and all Encumbrances (as hereinafter defined), for the consideration specified in Section 2 below.

2. Purchase Price.

2.1 Consideration Amounts. Subject to and upon the terms and conditions of this Agreement, in consideration of and as payment in full for the Shares, Parent and Purchaser shall pay to Sellers collectively, subject to applicable withholding taxes, if any, an aggregate amount equal to:

(a) Cash Purchase Price Amount. A cash amount equal to $25,000,000, which amount shall be decreased by each of the following: (i) the Option Repurchase Amount (as defined in Section 7.8 below), (ii) any working capital shortfall in accordance with Section 2.3(b) below, (iii) the aggregate amount of Target Transaction Expenses (as defined in Section 11.4 and that remain unaccrued and unpaid at Closing) set forth on the Closing Transaction Expense Certificate (as defined in Section 7.5) and (iv) any Debt of Target (as defined in Section 5.23) that remains outstanding and owing as of the Closing (the “Outstanding Debt Amount”) (the cash amount, as adjusted pursuant to clauses (i) through (iv), the “Cash Purchase Price”); plus

(b) Share Purchase Price Amount. 8,298,110 duly authorized and issued shares of common stock of Parent (“Parent Common Stock”) (calculated as the quotient of $32,000,000 divided by $3.8563 (the per share price equal to the average of the thirty (30) day volume weighted average trailing per price share of the Parent Common Stock as reported on the close of the NASDAQ Global Market on December 14, 2010), rounded up to the nearest whole share) (the “Share Purchase Price,” together with the Cash Purchase Price, the “Initial Consideration”, which Initial Consideration shall be subject to the escrow provisions of Section 2.4 and the indemnification provisions of Section 9); plus

(c) Contingent Consideration Amount. An additional amount of cash, payable on a contingent basis, consisting of potential payments under a Sales Revenue Earn-Out and an EBITDA Earn-Out (together, the “Contingent Consideration”, which Contingent Consideration shall be subject to modification under Section 2.1(d) and the indemnification provisions of Section 9), in each case determined as follows:

(i) A “Sales Revenue Earn-Out” shall be payable if Target achieves certain target metrics based upon the sales revenue of Target for the sale of, and sale commissions received for, the legacy products of Target acquired hereby and listed on Schedule 2.1(c) hereto and subsequent additions thereto as approved in accordance with the provisions of Section 2.1(e)(i) herein (the “Legacy Products”) as recognized under U.S. GAAP and as determined (x) in Parent’s audited financial statements for the period following the Closing to the end of fiscal year 2011, (y) in the Stub Sales Revenue Certificate for the period beginning on January 1, 2011 through the Closing (such period, the “Stub Period”) without duplication of any amounts in the foregoing clause and (z) in Parent’s audited financial statements for fiscal year 2012 (such Target revenue for the combined years 2011 and 2012, the “Cumulative Sales Revenue”), and shall be determined as follows:

(A) If the Cumulative Sales Revenue is equal to or greater than Full Earn-Out Revenue Target as set forth on Schedule 2.1(c) (such amount, the “Full Earn-Out Revenue Target”), an aggregate cash amount equal to $11,500,000 shall be payable as the Sales Revenue Earn-Out.

(B) If the Cumulative Sales Revenue is at least equal to the Earn-Out Revenue Floor as set forth on Schedule 2.1(c) (calculated as 80% of the Full Earn-Out Revenue Target; such amount, the “Earn-Out Revenue Floor”) but less than the Full Earn-Out Revenue Target, an aggregate cash payment between zero and $11,500,000 shall be payable as the Sales Revenue Earn-Out, which amount shall be calculated proportionally by interpolating between such amounts by the portion of the Cumulative Sales Revenue in excess of the Earn-Out Revenue Floor as compared to the Earn-Out Revenue Range as set forth on Schedule 2.1(c) (calculated as 20% of the Full Earn-Out Revenue Target; such amount, the “Earn-Out Revenue Range”), determined by multiplying $11,500,000 by a quotient, the numerator of which is the portion of the Cumulative Sales Revenue in excess the Earn-Out Revenue Floor and the denominator which is the Earn-Out Revenue Range.

(C) If the Cumulative Sales Revenue is less than the Earn-Out Revenue Floor, the amount of the Sales Revenue Earn-Out shall be zero.

For purposes of this Agreement, the “Stub Sales Revenue Certificate” shall mean a certificate delivered by Seller Representative to Parent sixty (60) Business Days following the Closing setting forth the sales revenue of Target for the Legacy Products during the Stub Period (the “Stub Sales Revenue”). The Stub Sales Revenue Certificate shall be certified by Seller Representative as to the accuracy of such certificate as of the date of delivery. Parent shall review the calculation of the Stub Sales Revenue as set forth on the Stub Sales Revenue Certificate concurrently with the audit of its 2011 fiscal year and shall, within thirty (30) Business Days following completion of the audit of its financial statements for its 2011 fiscal year, provide to Seller Representative a written confirmation of its agreement or disagreement with the amount of Stub Sales Revenue provided in the Stub Sales Revenue Certificate. If Parent shall disagree with the amount of Stub Sales Revenue provided in the Stub Sales Revenue Certificate, Parent and Seller Representative shall mutually review the matter and negotiate in good faith for up to fifteen (15) Business Days (or such other period of time as the parties mutually agree) to attempt to agree on the calculation of the Stub Sales Revenue. If the parties are unable to agree on the calculation of Stub Sales Revenue within the fifteen (15) Business Day period specified in the preceding sentence, then the disputed portion(s) of such calculation shall be immediately submitted to a firm of independent certified public accountants mutually acceptable to Parent and Seller Representative for resolution, the fees of which shall be borne in proportion to the extent Parent, on the one hand, and Sellers, on the other hand, are found to be the “non-prevailing party” as determined by such accounting firm. For purposes of the preceding sentence, the extent to which Parent or Sellers are a “non-prevailing” party shall be determined as a percentage, with (i) the numerator being (x) with respect to Parent, the amount by which Parent’s calculation of the Stub Sales Revenue is less than the amount determined by the firm of independent certified public accountants and (y) with respect to Sellers, the amount by which Seller Representative’s calculation of the Stub Sales Revenue is greater than the amount determined by the firm of independent certified public accountants, and (ii) the denominator being the amount of Stub Sales Revenue in dispute. In the event any party’s percentage as a “non-prevailing party” is greater than 100%, all of such fees shall be proportioned to such party. Notwithstanding the foregoing, if the firm of independent certified public accountants otherwise determines that the foregoing allocation of responsibility for fees does not adequately address the dispute at issue and the non-prevailing party cannot be adequately determined as such, then such fees shall be borne equally by the parties. Any decision of such accounting firm with respect to the disputed portion(s) of the calculation of Stub Sales Revenue shall be final and binding on the parties hereto and may not be submitted to arbitration. Sellers shall fully and promptly cooperate with Parent in providing any information requested by Parent for review of the Stub Sales Revenue, including any work papers utilized in determining the Stub Sales Revenue.

(ii) An “EBITDA Earn-Out” shall be payable if Parent achieves certain target metrics based upon Parent’s Adjusted EBITDA as determined (x) in Parent’s audited financial statements for fiscal year 2011, (y) in the Stub EBITDA Certificate for the Stub Period without duplication of any amounts in the foregoing clause and (z) in Parent’s audited financial statements for fiscal year 2012 (such Adjusted EBITDA for the combined fiscal years 2011 and 2012, the “Cumulative EBITDA”). For purposes of this Agreement, “EBITDA” shall mean the net income/(loss) as reflected in the Parent’s audited financial statements, less interest, taxes, depreciation and amortization as determined under U.S. GAAP as reflected in Parent’s audited financial statements and “Adjusted EBITDA” shall mean EBITDA as adjusted by Parent each year to exclude from expenses the following: (a) Parent’s U.S. research and development expenses (excluding any depreciation and amortization already adjusted for); (b) any amounts paid by Parent as an upfront licensing fee for new products which Parent or Target may decide to sell or distribute after Closing; (c) any amounts attributable as share based compensation expenses of Target for grants made to employees of Target for post-Closing retention purposes; (d) any legal and forensic accounting costs incurred and payable by Parent, any fines or penalties assessed against Parent by any Governmental Authority and payable, or any settlement amounts agreed to by Parent with any Governmental Authority and payable with respect to the pending formal, non-public investigation being conducted by the U.S. Securities and Exchange Commission (“SEC”); (e) any legal, auditing or financial advisor costs payable to third parties and incurred by Parent prior to or on the date hereof for the acquisition contemplated under this Agreement; (f) any legal, auditing or financial advisor costs payable to third parties and incurred after the date hereof by Parent in connection with any negotiation of any potential Parent Change in Control Transaction, in each case as determined in Parent’s financial statement consolidation included in the work papers utilized in Parent’s audited financial statements; and (g) milestone payments that may be required to be paid in the Earn-Out Period by Target to its partners for regulatory success, net of amounts amortized by Parent. The EBITDA Earn-Out shall be determined as follows:

(A) If the Cumulative EBITDA is equal to or greater than the Full Earn-Out EBITDA Target as set forth on Schedule 2.1(c) (such amount the “Full Earn-Out EBITDA Target”), an aggregate cash amount equal to $11,500,000 shall be payable as the EBITDA Earn-Out.

(B) If the Cumulative EBITDA is at least equal to the Earn-Out EBITDA Floor as set forth on Schedule 2.1(c) (calculated as eighty percent (80%) of the Full Earn-Out EBITDA Target; such amount, the “Earn-Out EBITDA Floor”) but less than the Full Earn-Out EBITDA Target, an aggregate cash payment between zero and $11,500,000 shall be payable as the EBITDA Earn-Out, which amount shall be calculated proportionally by interpolating between such amounts by the portion of the Cumulative EBITDA in excess of the Earn-Out EBITDA Floor as compared to the Earn-Out EBITDA Range as set forth on Schedule 2.1(c) (calculated as 20% of the Full Earn-Out EBITDA Target; such amount, the “Earn-Out EBITDA Range”), determined by multiplying $11,500,000 by a quotient, the numerator of which is the portion of the Cumulative EBITDA in excess of the Earn-Out EBITDA Floor and the denominator which is the Earn-Out EBITDA Range.

(C) If the Cumulative EBITDA is less than the Earn-Out EBITDA Floor, the amount of the EBITDA Earn-Out shall be zero.

(D) If the Cumulative EBITDA is greater than the Full Earn-Out EBITDA Target, subject to Section 2.1(d), in addition to the amount payable under Section 2.1(c)(ii)(A), an additional amount between zero and $10,000,000 shall be payable (as calculated, the “EBITDA Overperformance Amount”), with such amount calculated proportionally by interpolating between such amounts by the portion of by which the Cumulative EBITDA exceeds the Full Earn-Out EBITDA Target as compared to the Earn-Out EBITDA Range, determined by multiplying $10,000,000 by a quotient, the numerator of which is the portion of the Cumulative EBITDA in excess of the Full Earn-Out EBITDA Target and the denominator which is the Earn-Out EBITDA Range. Notwithstanding the foregoing, in the event the Cumulative EBITDA exceeds the Earn-Out EBITDA Cap as set forth on Schedule 2.1(c) (calculated as one hundred and twenty percent (120%) of the Full Earn-Out EBITDA, such amount, the “Earn-Out EBITDA Cap”), the EBITDA Overperformance Amount shall equal $10,000,000.

(E) For purposes of this Agreement, the “Stub EBITDA Certificate” shall mean a certificate delivered by Seller Representative to Parent sixty (60) Business Days following the Closing setting forth Target’s EBITDA in the Stub Period (the “Stub EBITDA”). The Stub EBITDA Certificate shall be certified by Seller Representative as to the accuracy of such certificate as of the date of delivery. Parent shall review the calculation of the Stub EBITDA as set forth on the Stub EBITDA Certificate concurrently with the audit of its 2011 fiscal year and shall, within thirty (30) Business Days following completion of the audit of its financial statements for its 2011 fiscal year, provide to Seller Representative a written confirmation of its agreement or disagreement with the amount of Stub EBITDA provided in the Stub EBITDA Certificate. If Parent shall disagree with the amount of Stub EBITDA provided in the Stub EBITDA Certificate, Parent and Seller Representative shall mutually review the matter and negotiate in good faith for up to fifteen (15) Business Days (or such other period of time as the parties mutually agree) to attempt to agree on the calculation of the Stub EBITDA. If the parties are unable to agree on the calculation of Stub EBITDA within the fifteen (15) Business Day period specified in the preceding sentence, then the disputed portion(s) of such calculation shall be immediately submitted to a firm of independent certified public accountants mutually acceptable to Parent and Seller Representative for resolution, the fees of which shall be borne in proportion to the extent Parent, on the one hand, and Sellers, on the other hand, are found to be the “non-prevailing party” as determined by such accounting firm. For purposes of the preceding sentence, the extent to which Parent or Sellers are a “non-prevailing” party shall be determined as a percentage, with (i) the numerator being (x) with respect to Parent, the amount by which Parent’s calculation of the Stub EBITDA is less than the amount determined by the firm of independent certified public accountants and (y) with respect to Sellers, the amount by which Seller Representative’s calculation of the Stub EBITDA is greater than the amount determined by the firm of independent certified public accountants, and (ii) the denominator being the amount of Stub EBITDA in dispute. In the event any party’s percentage as a “non-prevailing party” is greater than 100%, all of such fees shall be proportioned to such party. Notwithstanding the foregoing, if the firm of independent certified public accountants otherwise determines that the foregoing allocation of responsibility for fees does not adequately address the dispute at issue and the non-prevailing party cannot be adequately determined as such, then such fees shall be borne equally by the parties. Any decision of such accounting firm with respect to the disputed portion(s) of the calculation of Stub EBITDA shall be final and binding on the parties hereto. Sellers shall fully and promptly cooperate with Parent in providing any information requested by Parent for review of the Stub EBITDA, including any work papers utilized in determining the Stub Sales EBITDA.

Any amounts of Contingent Consideration determined as set forth above shall be subject to modification set forth in paragraph (d) below and be paid in accordance with Sections 2.2(c), 2.2(d), 2.2(e), 2.2(f) and 2.2(g) below. Parent’s obligations to pay the Contingent Consideration shall be subject to reduction pursuant to the right of set-off for any indemnification obligations of Sellers as contemplated by Section 9 hereof.

(d) Contingent Consideration Modification.

(i) Except for as set forth in Sections 2.2(d), 2.2(e) and 2.2(f), in the event that Parent, Purchaser and Target achieve the customer condition set forth in Schedule 2.1(d) prior to the date of the determination of both the Sales Revenue Earn-Out and the EBITDA Earn-Out pursuant to Sections 2.2(c)(i) and 2.2(c)(ii), respectively, the amount of Contingent Consideration, if any, payable to Sellers shall be increased by an amount of $10,000,000.

(ii) Except for as set forth in Sections 2.2(d), 2.2(e) and 2.2(f), in the event that Parent, Purchaser and Target do not achieve the customer condition set forth in Schedule 2.1(d) prior to the date of the determination of both the Sales Revenue Earn-Out and the EBITDA Earn-Out pursuant to Sections 2.2(c)(i) and 2.2(c)(ii), respectively, (A) the amount of Contingent Consideration, if any, payable to Sellers shall be decreased by an amount of $10,000,000 and (B) the EBITDA Overperformance Amount, if any, shall be reduced by 50% such that all references to $10,000,000 in Section 2.1(c)(ii)(D) shall be $5,000,000. For purposes of clarity, in no event shall the amount of Contingent Consideration payable be a negative amount such that an amount of Initial Consideration would be reduced or would be repayable by the Sellers as a result.

(e) Earn-Out Resolution.

(i) In the event that Sellers wish to add a product which Target has decided to sell or distribute after the Closing to Schedule 2.1(c)(i) after the Closing Date (such product, the “Additional Legacy Product”), Seller Representative shall notify Parent in writing of such request, which notification shall include (A) a confirmation that no upfront capital investment, including any licensing fee, is payable for such Additional Legacy Product, (B) five year detailed projections of earnings and cash flow along with supporting documentation and (C) such other information as Parent may reasonably request. Parent shall accept such Additional Legacy Product to be added to Schedule 2.1(c)(i) if Parent determines in good faith that (A) such Additional Legacy Product requires no upfront capital investment, including any licensing fee, payable by Parent, Purchaser or one of their affiliates and (B) such Additional Legacy Product is gross profit neutral or accretive to the gross profit margin of all the then-existing Category I Legacy Products, taken as a whole, within one year of the addition. To the extent Seller Representative and Parent are unable to reach agreement as to the addition of the Additional Legacy Product to Schedule 2.1(c)(i) after good faith discussions, Seller Representative shall have a right to raise the matter with a committee of Parent’s Board of Directors consisting of Messrs. Peter Barrett, Gregg Lapointe and Jon Saxe (or such replacements on the committee as may be reasonably agreed to between either Mr. Barrett or Seller Representative, on the one hand, and Parent on the other hand), which shall consider the matter in good faith.

(ii) In the event Parent operates the Target’s business in a manner which Sellers’ Representative believes would materially and negatively affect the Contingent Consideration, Sellers’ Representative and the Chief Executive Officer of Parent shall discuss the matter and whether any modifications should be made to the Contingent Consideration as a result. To the extent Sellers’ Representative and the Chief Executive Officer of Parent are unable to resolve the matter after good faith discussions, Sellers’ Representative shall have a right to raise the matter with a committee of Parent’s Board of Directors consisting of Messrs. Peter Barrett, Gregg Lapointe and Jon Saxe (or such replacements on the committee as may be reasonably agreed to between either Mr. Barrett or Seller Representative, on the one hand, and Parent on the other hand), which shall consider the matter in good faith.

(iii) Notwithstanding anything contrary in this Agreement, Parent shall have the right to operate and manage Parent’s businesses and Target’s businesses as determined by Parent in its sole discretion.

2.2 Consideration Payments. Purchaser shall pay to Sellers the Initial Consideration and Contingent Consideration in the following manner:

(a) Cash Purchase Price Payment. At Closing, against and upon surrender of the share certificates by Sellers representing all of the Shares, in exchange for receipt of the purchased Shares from each Seller as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Shares”, Purchaser shall pay the Cash Purchase Price payable pursuant to Section 2.1(a) hereof by a wire transfer of immediately available funds, which Cash Purchase Price shall be apportioned among and payable to each Seller as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Closing Cash Purchase Price”; provided, however, that the portion of the Cash Purchase Price to be actually paid to Sellers at Closing shall have been reduced by the amount of the Working Capital Escrow Amount and the Indemnification Escrow Amount, which amount shall be deposited with Wells Fargo Bank, National Association (the “Escrow Agent”) by Purchaser from the Initial Consideration to be held in escrow pursuant to the terms and conditions of an Escrow Agreement being entered into concurrently herewith (the “Escrow Agreement”) as set forth across each Seller’s name in the Allocation Schedule under the columns entitled “Indemnification Escrow Amount” and “Working Capital Escrow Amount” and in accordance with the terms set forth in Section 2.4 below for recourse for the indemnities provided by Sellers herein and for amounts owed to Purchaser, if applicable, pursuant to Section 2.3(d) below.

(b) Share Purchase Price Payment. At Closing, against and upon surrender of the share certificates by Sellers representing all of the Shares, in exchange for receipt of the purchased Shares from each Seller as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Shares”, Purchaser shall deliver the duly authorized and issued shares of Parent Common Stock issuable pursuant to Section 2.1(b) hereof which Share Purchase Price shall be apportioned among and payable to each Seller as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Closing Share Purchase Price”; provided, however, the portion of the Share Purchase Price to be actually paid to Sellers at Closing shall have been reduced by the amount of the Indemnification Escrow Amount, which amount shall be deposited with the Escrow Agent by Purchaser from the Initial Consideration to be held in escrow pursuant to the terms and conditions of the Escrow Agreement as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Indemnification Escrow Amount” and in accordance with the terms set forth in Section 2.4 below for recourse for the indemnities provided by Sellers herein. The shares issued hereunder shall be in certificated form and shall contain the appropriate restrictive legends as contemplated hereunder.

(c) Contingent Consideration Payment.

(i) Sales Revenue Earn-Out. The Sales Revenue Earn-Out shall be paid following the completion of the audit of the consolidated financial statements of Parent for the year ending December 31, 2012 (the “2012 Audit”) in the ordinary course of business. Within twenty (20) Business Days of the completion of the 2012 Audit, Purchaser shall pay to Sellers in cash by a wire transfer of immediately available funds, a portion of the Sales Revenue Earn-Out equal to such Seller’s Contingent Payment Participation Percentage of the Sales Revenue Earn-Out, subject to offset for any Damages payable pursuant to Section 9 hereof. To the extent Purchaser Indemnified Person has submitted in good faith a Claim Notice pursuant to Section 9.5 to Seller Representative with respect to a Claim which remains unresolved prior to date of payment of any Sales Revenue Earn-Out, subject to Section 9.3, an amount equal to the Damages claimed in the Claim Notice shall be withheld from payment by Parent and set aside pending final resolution of the Claim Notice, after which Parent shall release and pay any portions thereof which are not offset for any Damages payable pursuant to Section 9. For purposes of this Agreement, “Contingent Payment Participation Percentage” shall mean the percentage set forth across such Seller’s name in the Allocation Schedule under the column entitled “Contingent Payment Participation Percentage”.

(ii) EBITDA Earn-Out. The EBITDA Earn-Out shall be paid following the completion of 2012 Audit in the ordinary course of business. Within twenty (20) Business Days of the completion of the 2012 Audit, Purchaser shall pay to Sellers by a wire transfer of immediately available funds, a portion of the EBITDA Earn-Out equal to such Seller’s Contingent Payment Participation Percentage of the EBITDA Earn-Out and, if applicable, the EBITDA Overperformance Amount, subject to offset for any Damages payable pursuant to Section 9 hereof.

(iii) Earn-Out Modification. The $10,000,000 increase to the Contingent Consideration under Section 2.1(d), if payable, shall be paid to each Seller in proportion to its Contingent Payment Participation Percentage at the same when the Sales Revenue Earn-Out and the EBITDA Earn-out are paid to such Seller, subject to offset for any Damages payable pursuant to Section 9 hereof.

(d) Contingent Consideration Payment upon Parent Change in Control.

(i) In the event that at any time prior to the last day of the Earn-Out Period, the closing of a Parent Change in Control Transaction is consummated (“Acceleration Event”), the Sales Revenue Earn-Out payable under Section 2.1(c)(i) shall be modified as follows:

(A) In the event the Acceleration Event occurs prior to the one year anniversary of the Closing, then as full and final settlement of the Contingent Payment amounts, each of the Sales Revenue Earn-Out and the EBITDA Earn-Out shall be deemed to equal $11,500,000, the EBITDA Overperformance Amount shall be deemed to equal zero and no increase of Contingent Consideration under Section 2.1(d)(i) nor reduction under Section 2.1(d)(ii) shall take effect regardless of whether the customer condition set forth in Schedule 2.1(d) is achieved or not achieved, such that the amount of Contingent Consideration payable under this Agreement shall equal $23,000,000, and

(B) In the event the Acceleration Event occurs on or after the one year anniversary of the Closing but prior to December 31, 2012, then the EBITDA Overperformance Amount shall be deemed to equal zero, no increase of Contingent Consideration under Section 2.1(d)(i) nor reduction under Section 2.1(d)(ii) shall take effect regardless of whether the customer condition set forth in Schedule 2.1(d) is achieved or not achieved and as full and final settlement of the Contingent Payment amounts, the amount of Contingent Consideration payable under this Agreement shall equal one of the following:

1) $11,500,000, if 80% of neither Sales Revenue Earn-Out nor the EBITDA Earn-Out is achieved,

2) $17,250,000, if at least 80% of one of either Sales Revenue Earn-Out or the EBITDA Earn-Out is achieved or

3) $23,000,000, if at least 80% of both Sales Revenue Earn-Out and the EBITDA Earn-Out is achieved.

For purposes of the above, 80% of Sales Revenue Earn-Out shall be deemed to have been achieved if the Cumulative Sales Revenue is equal to or greater than the applicable adjusted Minimum Earn-Out Revenue Target through the period ending March 31, 2012, June 30, 2012 or September 30, 2012, as the case may be, set forth on Schedule 2.2(d)(i) (calculated as 80% of the adjusted Full Earn-Out Revenue Target, with Cumulative Sales Revenue of Target determined in accordance with Section 2.1(c)(i), except that the periods used to determine Cumulative Sales Revenue shall be the Stub Period and the Measurement Period only, and shall not be audited unless audited financial statements for the respective period are independently required. For purposes of the above, 80% of the EBITDA Earn-Out shall be deemed to have been achieved if the Cumulative EBITDA is equal to or greater than the applicable adjusted Minimum Earn-Out EBITDA Target for the period ending March 31, 2012, June 30, 2012 or September 30, 2012, as the case may be, set forth on Schedule 2.2(d)(i) (calculated as 80% of the adjusted Full Earn-Out EBITDA Target, with Cumulative EBITDA of Parent determined in accordance with Section 2.1(c)(ii), except that the periods used to determine Cumulative EBITDA shall be the Stub Period and the Measurement Period only, and shall not be audited unless audited financial statements for the respective period are independently required.

(ii) For purposes of this Agreement:

(A) “Earn-Out Period” shall mean the period commencing on the Closing Date and ending on December 31, 2012.

(B) “Measurement Period” means the period following the Closing through the last full fiscal quarter of Parent prior the Acceleration Event.

(C) “Parent Change in Control Transaction” means (1) the sale, lease, license, or other disposition by Parent of all or substantially all of its assets; or (2) Parent’s consolidation, merger or other reorganization with another entity in which the holders of Parent’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the successor entity, or, if the successor entity is wholly-owned as a result of such transaction, the parent entity.

(iii) Any Sales Revenue Earn-Out or EBITDA Earn-Out payable under this Section 2.2(d) shall be due and payable as soon as practicable after the closing date of the Acceleration Event, subject to offset for any Damages payable pursuant to Section 9 hereof. To the extent Purchaser Indemnified Person has submitted in good faith a Claim Notice pursuant to Section 9.5 to Seller Representative with respect to a Claim which remains unresolved prior to date of payment of any Sales Revenue Earn-Out or EBITDA Earn-Out, subject to Section 9.3, an amount equal to the Damages claimed in the Claim Notice shall be withheld from payment by Parent and set aside pending final resolution of the Claim Notice, after which Parent shall release and pay any portions thereof which are not offset for any Damages payable pursuant to Section 9.

(e) Contingent Consideration Payment upon Lotter Termination without Cause. In the event the Employment Agreement (defined below) and Mark Lotter’s employment with Purchaser is terminated by Parent, Purchaser or its affiliates without Cause (as defined in Section 2.2(g)(ii) below) prior to December 31, 2012, then as full and final settlement of the Contingent Payment amounts, each of the Sales Revenue Earn-Out and the EBITDA Earn-Out shall be deemed to equal $11,500,000, the EBITDA Overperformance Amount shall be deemed to equal zero and no increase of Contingent Consideration under Section 2.1(d)(i) nor reduction under Section 2.1(d)(ii) shall take effect regardless of whether the customer condition set forth in Schedule 2.1(d) is achieved or not achieved, such that the amount of Contingent Consideration payable under this Agreement shall equal $23,000,000. Notwithstanding the foregoing, in the event Mr. Lotter’s termination is for Cause or, if without Cause, is approved by the majority of the members of a committee of Parent’s Board of Directors consisting of Messrs. Peter Barrett, Gregg Lapointe and Jon Saxe (or such replacements on the committee as may be reasonably agreed to between either Mr. Barrett or Seller Representative, on the one hand, and Parent on the other hand), the acceleration of the Contingent Payment provided for by this paragraph shall not be triggered. For purposes of clarity, except for an amendment that constitutes constructive or de facto termination of Mr. Lotter, any amendment of the Employment Agreement or of Mr. Lotter’s employment agreed to between Mr. Lotter and Parent shall in each case not trigger the acceleration of the Contingent Payment provided for by this paragraph. Any Contingent Consideration payable under this Section 2.2(e) shall be due and payable as soon as practicable after the completion of the 2012 Audit, subject to offset for any Damages payable pursuant to Section 9 hereof. To the extent Purchaser Indemnified Person has submitted in good faith a Claim Notice pursuant to Section 9.5 to Seller Representative with respect to a Claim which remains unresolved prior to date of payment of any Sales Revenue Earn-Out or EBITDA Earn-Out, subject to Section 9.3, an amount equal to the Damages claimed in the Claim Notice shall be withheld from payment by Parent and set aside pending final resolution of the Claim Notice, after which Parent shall release and pay any portions thereof which are not offset for any Damages payable pursuant to Section 9.

(f) Contingent Consideration Payment upon Failure of Board Appointment. In the event Parent is unable to comply in all material respects with the requirements of Section 7.9 of this Agreement such that as a result, Sellers are unable to effect the designation of Seller Nominees to Parent’s Board of Directors during any time in the Earn-Out Period, then as full and final settlement of the Contingent Payment amounts, each of the Sales Revenue Earn-Out and the EBITDA Earn-Out shall be deemed to equal $11,500,000, the EBITDA Overperformance Amount shall be deemed to equal zero and no increase of Contingent Consideration under Section 2.1(d)(i) nor reduction under Section 2.1(d)(ii) shall take effect regardless of whether the customer condition set forth in Schedule 2.1(d) is achieved or not achieved. Notwithstanding the foregoing, the acceleration of the Contingent Payment provided for by this paragraph shall not be triggered in the event Sellers do not vote any shares of Parent Common Stock held or beneficially controlled by them in favor of the election of Seller Nominees where such shares, had they been voted in favor of Seller Nominees, would have otherwise resulted in the election of Seller Nominees. Any Contingent Consideration payable under this Section 2.2(f) shall be due and payable as soon as practicable after the completion of the 2012 Audit, subject to offset for any Damages payable pursuant to Section 9 hereof. To the extent Purchaser Indemnified Person has submitted in good faith a Claim Notice pursuant to Section 9.5 to Seller Representative with respect to a Claim which remains unresolved prior to date of payment of any Sales Revenue Earn-Out or EBITDA Earn-Out, subject to Section 9.3, an amount equal to the Damages claimed in the Claim Notice shall be withheld from payment by Parent and set aside pending final resolution of the Claim Notice, after which Parent shall release and pay any portions thereof which are not offset for any Damages payable pursuant to Section 9.

(g) Deferred Contingent Consideration Payment.

(i) With respect to Mr. Mark Lotter, the payment and delivery of the respective portion of any Contingent Consideration (the “Deferred Contingent Consideration”) that may otherwise become due and payable to his holding company Spearing Limited under the terms of this Agreement shall be automatically deferred until the fifth (5th) anniversary of the Closing Date in the event Mr. Lotter ceases at any time after the Closing Date through the date of payment of the Contingent Consideration to be an employee of Parent, Purchaser or one of their affiliates, except as a result of such Mr. Lotter’s death, disability or termination by Parent, Purchaser or one of their affiliates without Cause, unless otherwise determined in writing by Parent in its sole discretion. Any Deferred Contingent Consideration deferred pursuant to this Section 2.2(g) shall accrue simple interest from the date on which the Deferred Contingent Consideration was otherwise payable or deliverable pursuant to Section 2.2(c), 2.2(d), 2.2(e) and 2.2(f) of this Agreement until the date of delivery of such Deferred Contingent Consideration pursuant to this Section 2.2(g), at the prime percentage rate as published by Silicon Valley Bank in effect on the date such amount was otherwise deliverable pursuant to Section 2.2(c), 2.2(d) 2.2(e) and 2.2(f) of this Agreement and adjusted quarterly to the prime percentage rate as published by Silicon Valley Bank and in effect on the last Business Day of each calendar quarter thereafter until the date of delivery of such Deferred Contingent Consideration pursuant to this Section 2.2(g). For the purposes of the immediately foregoing sentence, the value of any Deferred Contingent Consideration shall be calculated as of the date on which the Deferred Contingent Consideration was otherwise deliverable pursuant to Section 2.2(c), 2.2(d), 2.2(e) and 2.2(f). Any such interest shall be paid in cash and shall be paid only on or after the date on which Parent delivers the Deferred Contingent Consideration to Mr. Lotter pursuant to this Section 2.2(g).

(ii) For purposes of this Agreement, “Cause” means the occurrence of any of the following: (A) theft, fraud, dishonesty, gross negligence or willful misconduct by Mr. Lotter in connection with the performance of his duties pursuant to his Employment Agreement; (B) a willful breach of the material terms of his Employment Agreement by Mr. Lotter; (C) a material failure to fulfill or perform his duties under his Employment Agreement, other than due to illness or injury, which breach or failure is not cured to the reasonable satisfaction of the Board of Directors of Parent within thirty (30) days after written notice from the Board of Directors of Parent to Mr. Lotter; (D) conviction of a felony or a crime or civil violation which involves moral turpitude or would be considered harmful to the reputation or goodwill of Parent, Purchaser, or any of its affiliates (or plea of guilty or nolo contendere); (E) a repeated or ongoing failure to comply with the reasonable directions and instructions of the Board of Directors of Parent in connection with the performance of Mr. Lotter’s duties and responsibilities hereunder following an initial notice of warning from the Board of Directors of Parent with respect thereto (provided, however, that his performance of duties as Seller Representative in itself, and not as an employee of Parent, Purchaser or their affiliates, shall not constitute failure to comply with the reasonable directions and instructions of the Board of Directors of Parent); (F) use or possession of illicit drugs or abuse of alcohol, while performing duties for Parent, Purchaser, or one of its affiliates or while on the premises of Parent, Purchaser, or one of its affiliates; or (G) commission of any act, or failure to act, in bad faith, which, in the reasonable determination of the Board of Directors of Parent, in any material respect impairs the reputation of, or in any material respect harms, Parent, Purchaser, or one of its affiliates.

2.3 Working Capital Adjustment to Purchase Price.

(a) Not later than three (3) Business Days prior to the Closing, Target shall provide Parent with an estimated balance sheet of Target as of the Closing (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital (as defined in Section 2.3(e) below) derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital Statement”), along with reasonable documentation supporting the calculation of the estimated Closing Working Capital. The Estimated Closing Balance Sheet and Estimated Closing Working Capital Statement shall be prepared by Target in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Financial Statements (as defined in Section 5.5 below) as if such Estimated Closing Balance Sheet and Estimated Closing Working Capital Statement were being prepared as of a fiscal year end; provided, however, that in the event there is a conflict between U.S. GAAP and the classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Financial Statements, the classifications, judgments and valuation and estimation and accrual methodologies under U.S. GAAP shall be used in preparing the Estimated Closing Balance Sheet and Estimated Closing Working Capital Statement.

(b) If the amount of Closing Working Capital as set forth on the Estimated Closing Working Capital Statement is less than the Expected Working Capital Amount, an amount equal to the shortfall by which the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement is less than the Expected Working Capital Amount shall be deducted from the Cash Purchase Price to be paid at Closing.

(c) Parent shall have sixty (60) Business Days following Closing to review the calculation of the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement. Sellers shall fully and promptly cooperate with Parent in providing any information requested by Parent for review of the Estimated Closing Working Capital Statement. The calculation of the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement shall have been deemed to have been accepted by Parent unless within the sixty (60) Business Day period after Closing Parent shall deliver to Seller Representative a balance sheet of Target as of the Closing (the “Revised Closing Balance Sheet”) and a statement of Closing Working Capital derived from the balance sheet of Target as of the Closing (the “Revised Closing Working Capital Statement”). The Revised Closing Balance Sheet and the Revised Closing Working Capital Statement shall be prepared in accordance with U.S. GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Financial Statements as if such Revised Closing Balance Sheet was being provided to auditors in connection with a fiscal year end; provided, however, that in the event there is a conflict between U.S. GAAP and the classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Financial Statements, the classifications, judgments and valuation and estimation and accrual methodologies under U.S. GAAP shall be used preparing the Revised Closing Balance Sheet and the Revised Closing Working Capital Statement. Upon Parent’s delivery of the Revised Closing Balance Sheet and the Revised Closing Working Capital Statement to Seller Representative, the parties will mutually review the matter and negotiate in good faith for up to fifteen (15) Business Days (or such other period of time as the parties mutually agree) to attempt to agree on the calculation of Closing Working Capital. If the parties are unable to agree on the calculation of Closing Working Capital within the fifteen (15) Business Day period specified in the preceding sentence, then the disputed portion(s) of such calculation shall be immediately submitted to a firm of independent certified public accountants mutually acceptable to Parent and Seller Representative for resolution, the fees of which shall be shared equally between Parent, on the one hand, and Sellers collectively, on the other hand. Any decision of such accounting firm with respect to the disputed portion(s) of the calculation of Closing Working Capital shall be final and binding on the parties hereto.

(d) No later than five (5) Business Days following the final determination of Closing Working Capital in accordance with Section 2.3(c) above, the Cash Purchase Price shall be adjusted as provided herein to reflect the Closing Working Capital determined. If the Closing Working Capital as finally determined is greater than the amount equal to the Expected Working Capital Amount less the amount, if any, of any shortfall previously deducted from the Cash Purchase Price in accordance with Section 2.3(b) above, then (i) the amount by which the Closing Working Capital Amount exceeds such amount shall each be added to the Purchase Price and (ii) Parent shall pay to Sellers, or cause Purchaser or one of its affiliates to pay to Sellers, an aggregate amount of such excess in accordance with Sellers’ Pro-rata Interests along with release of the Working Capital Escrow Amount. For purposes of this Agreement, “Pro-rata Interest” shall mean the percentage interest equal to the number of Shares held by Seller immediately prior to Closing divided by the aggregate number of Shares outstanding immediately prior to Closing, which percentage shall be set forth across each Seller’s name in the Allocation Schedule under the column entitled “Pro-rata Interest”. If the Closing Working Capital as finally determined is less than the amount equal to the Expected Working Capital Amount less the amount, if any, of any shortfall previously deducted from the Cash Purchase Price in accordance with Section 2.3(b) above, then the amount of shortfall shall be paid to Parent (or if Purchaser shall otherwise determine, to Purchaser or one of its affiliates) out of the Working Capital Escrow Amount in accordance with Sellers’ Pro-rata Interests. In the event that the portion of the Working Capital Escrow Amount that is remaining after any payments owed to Parent pursuant to Section 2.3(c) have been made is insufficient to cover the amount owed to Parent pursuant to this Section 2.3(d), such shortfall shall be paid by Sellers, in accordance with each Seller’s Pro-rata Interest of such shortfall amount, to Parent (or if Purchaser shall otherwise determine, to Purchaser or one of its affiliates) within ten (10) Business Days after final determination. In the event the full amount owing to Parent is not paid within such ten (10) Business Day period, Parent shall have a right to satisfy such amount at its sole discretion out of the Indemnification Escrow Amount, which payment shall be apportioned in accordance with each Seller’s Pro-rata Interest of the Indemnification Escrow Amount.

(e) For purposes of this Section 2.3:

(i) “Closing Working Capital” means (A) the Included Current Assets of Target less (B) the Included Current Liabilities of Target, determined as of the Closing.

(ii) “Expected Working Capital Amount” means $8,000,000; provided, however, that

(A) any amounts of the following audit-related fees shall not be included in the Included Current Liabilities of Target regardless of their accounting treatment under U.S. GAAP: (1) if Parent elects to have Target continue with the completion of the preparation of audited financial statements for Target’s fiscal years 2009 and 2010 using Target’s current firm of independent certified public accountants, any incremental fees incurred or to be incurred by Target to such firm for the audits of the fiscal years 2009 and 2010 as conducted by such firm which are solely a result of Parent’s requirement for an unqualified audit opinion for the accounting for share based reserves (provided, however, that any non-incremental fees incurred or to be incurred shall be accrued in the Included Current Liabilities), or (2) if Parent elects to have Target continue with the completion of the preparation of audited financial statements for Target’s fiscal years 2009 and 2010 with a separate firm of independent certified public accountants as chosen by Parent in its sole discretion, all fees incurred by Target to such firm for the audits of the fiscal years 2009 and 2010 as conducted by such firm. Target shall proceed with any engagement as so elected by Parent, which election shall be made by Parent in its sole discretion.

(B) any amounts of Target’s pre-paid liabilities existing at Closing for previous in-licensed product payments shall be included in the Included Current Assets of Target in a manner consistent with the manner accounted for in Target’s Financial Statements regardless of their accounting treatment under U.S. GAAP.

(iii) “Included Current Assets” means cash, cash equivalents, short-term investments, accounts receivable, net, other receivables and pre-paid expenses to the extent recognized by Parent under U.S. GAAP of Target due within one year; provided, however, Included Current Assets shall not include any deferred tax assets.

(iv) “Included Current Liabilities” means notes payable, accounts payable, accruals and other liabilities, and other payables of Target as of the type historically included in Target’s Financial Statements; provided, however, Included Current Liabilities shall not include any amounts to be paid for the Option Repurchase Amount nor any deferred tax liabilities.

2.4 Escrow and Adjustment Payments. The portion of the Initial Consideration otherwise to be paid to Sellers at Closing shall be reduced by (i) an amount equal to fifteen percent (15%) of the Cash Purchase Price and fifteen percent (15%) of the Share Purchase Price (the “Indemnification Escrow Amount”), which Indemnification Escrow Amount shall be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement for the period beginning on the Closing Date and ending on the date that is eighteen (18) months after the Closing Date (the “Survival Period”) to satisfy any claims by Purchaser for indemnification pursuant to Section 9 hereof, and (ii) an amount equal $500,000 (the “Working Capital Escrow Amount”), which Working Capital Escrow Amount shall be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement to satisfy any amounts owed by Sellers to Purchaser pursuant to Section 2.3(d) hereof. The Indemnification Escrow Amount and the Working Capital Escrow Amount shall be escrowed by Sellers in proportion to each Seller’s Pro-Rata Interest, as set forth under the captions “Indemnification Escrow Amount” and “Working Capital Escrow Amount” set forth next to such Seller’s name on the Allocation Schedule. Within ten (10) Business Days of the final determination of the Closing Working Capital in accordance with Section 2.3(c), the portion of the Working Capital Escrow Amount and accrued interest remaining after satisfaction of amounts owed to Parent, Purchaser or one of their affiliates pursuant to Section 2.3(d) hereof (if any) shall be released from the escrow and delivered to each Seller or such Seller’s representative in accordance with each Seller’s Pro-rata Interest. Within ten (10) Business Days after the date that is twelve (12) months after the Closing Date, 50% of the Indemnification Escrow Amount and accrued interest remaining after satisfaction of claims (if any) made in accordance with Section 9.4 and Section 9.5 prior to the date that is twelve (12) months after the Closing Date, if any, shall be released from escrow and delivered to such Seller; provided, however, should any indemnification claim made prior to the date that is twelve (12) months after the Closing Date fail to reach final determination and satisfaction prior to the date that is twelve (12) months after the Closing Date, a portion of the 50% of the Indemnification Escrow Amount and accrued interest remaining that would otherwise be released pursuant to the foregoing that the parties reasonably determine in good faith as sufficient to satisfy 50% of all amounts with respect to such indemnification claim shall be retained in escrow pending final resolution of such claim in accordance with the provisions of the Escrow Agreement. Within ten (10) Business Days after the expiration of the Survival Period, the Indemnification Escrow Amount and accrued interest remaining after satisfaction of claims made in accordance with Section 9.4 and Section 9.5 prior to the expiration of the Survival Period pursuant to the immediately preceding sentence, if any, shall be released from escrow and delivered to such Seller; provided, however, should any indemnification claim made prior to the expiration of the Survival Period fail to reach final determination and satisfaction prior to the expiration of the Survival Period, a portion of the Indemnification Escrow Amount that the parties reasonably determine in good faith as sufficient to satisfy all amounts with respect to such indemnification claim shall be retained in escrow pending final resolution of such claim in accordance with the provisions of the Escrow Agreement.

2.5 Payment of Transfer Taxes and Fees. All transfer, documentary, sales, use, stamp and registration taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, shall be borne equally by Sellers on the one hand and Purchaser on the other hand.

2.6 Payment of Other Amounts at Closing. Simultaneous with the payment of the Cash Purchase Price and Share Purchase Price at Closing, each of each of the following shall be paid or repaid pursuant to the Allocation Schedule: (i) the Option Repurchase Amount, (ii) the aggregate amount of Target Transaction Expenses set forth on the Closing Transaction Expense Certificate and (iii) any Outstanding Debt Amount (including without limitation the premium amount payable under the terms of the Notes).

3. Closing. Subject to the satisfaction or waiver of all closing actions and deliveries set forth in this Agreement, the consummation of the purchase and sale of the Shares (the “Closing”) shall take place on the close of business on the date hereof at the offices of Maples & Calder in the Cayman Islands (the date on which the Closing occurs is referred to herein as the “Closing Date”).

4. Representations and Warranties of Sellers. Each Seller represents and warrants to Purchaser, severally and not jointly with other Sellers and as to such Seller itself that the statements contained in this Section 4 are true and correct.

4.1 Authority and Binding Obligation. Such Seller has all requisite power and authority (and with respect to Sellers that are individuals, full legal capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Seller. This Agreement constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other Laws of general application affecting enforcement of creditors’ rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.2 Title to Shares. Such Seller (i) has good and valid title to the Shares as set forth across its name in the Allocation Schedule under the column entitled “Existing Holdings” beneficially and of record, free and clear of any and all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever (“Encumbrances”) other than those arising under the Memorandum and Articles of Association of Target, (ii) immediately prior to the Closing, will have good and valid title to the Shares beneficially and of record, free and clear of any Encumbrances and (iii) will have the sole right to transfer the Shares to Purchaser. Such Seller represents that other than with respect to this Agreement, such Seller is not a party to, or bound by, any agreement, instrument or understanding restricting the transfer of any of the Shares held by Seller or governing the voting of the Shares held by Seller. Such Seller hereby confirms that the number and type of Shares as is set forth across such Seller’s name on the Allocation Schedule is true and correct in all respects.

4.3 No Conflicts. The execution and delivery of this Agreement by such Seller does not, and the consummation of the transactions contemplated hereby will not, conflict with any other commitment or obligation of such Seller, or result in any violation of judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Seller. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative or regulatory agency, department, body or commission or any government, any political subdivision thereof or instrumentality (“Governmental Authority”) is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.4 Investment Representations. Each Seller receiving any of shares of Parent Common Stock understands that such shares of Parent Common Stock (i) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon such Seller’s representations contained in this Agreement. Each Seller who receiving any of shares of Parent Common Stock hereby represents and warrants as follows:

(a) Seller is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act (an “Accredited Investor”).

(b) Seller acknowledges that the Seller Representative, on behalf of, and as an agent and representative of, Sellers, has been provided an opportunity to examine all documents and ask questions of, and has received answers thereto from, Parent and its representatives regarding the business, management, and financial affairs of Parent and its Subsidiaries, and the terms of the transactions contemplated by this Agreement, and the Seller Representative has obtained all traditional information requested by it of Parent and its Subsidiaries and their respective representatives to verify the accuracy of all information furnished to them regarding the acquisition of the Parent Common Stock.

(c) Seller must bear the economic risk of this investment indefinitely unless the shares of Parent Common Stock are registered pursuant to the Securities Act, or an exemption from registration is available.

(d) Seller is acquiring the shares of Parent Common Stock for Seller’s own account for investment only, and not with a view towards their distribution.

(e) Seller acknowledges and agrees that the shares of Parent Common Stock are “restricted securities” as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act pursuant to the Registration Statement (as defined herein) or an exemption from such registration is available. Seller has been advised or is aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Purchaser and the resale occurring following the required holding period under Rule 144. Each certificate evidencing shares of Parent Common Stock to be issued pursuant to this Agreement shall bear the following legends, as applicable:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED TO A “U.S. PERSON” (AS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON, IN THE ABSENCE OF COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

and any legends required by state or foreign securities laws.

4.5 No Obligations or Agreements. Except for that certain First Amended and Restated Shareholders Agreement dated December 12, 2007 between Sellers and Target and as set forth in the Disclosure Schedule (as defined in Section 5), such Seller is not a party to any agreement to which Target is also a party nor does Target have any obligation to such Seller for any claims, controversies, actions, causes of action, cross-claims, counter-claims, rights, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present.

5. Representations and Warranties of Target. Target represents and warrants to Purchaser that the statements contained in this Section 5 are true and correct, except as disclosed in a document of even date herewith and delivered by Target to Purchaser on the date hereof referring to the representations and warranties in this Agreement (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 5 and Section 4, and the disclosure in any such numbered and lettered Section of the Disclosure Schedule shall qualify only the corresponding subsection in this Section 5 and Section 4, provided, however, that such disclosure shall also be deemed to qualify each other subsection of this Section 5 and Section 4 to the extent that it is reasonably apparent that such disclosure is responsive to such other subsection without any independent knowledge on the part of the reader regarding the matter disclosed. For purposes of this Section 5, unless the context expressly indicates otherwise, references to the “Target” shall be deemed to include any Subsidiaries of Target, including the China Sub, even if not separately mentioned. As used herein, an entity shall be deemed to be a “Subsidiary” of a party if such party directly or indirectly owns, beneficially or of record, at least 50% of the outstanding equity interests of such entity.

5.1 Organization and Qualification. Each of Target and its Subsidiaries is a legal entity duly organized, validly existing and, where applicable, in good standing under the laws of its respective jurisdiction of incorporation or organization. Each of Target and its Subsidiaries has full power and authority to conduct its business to the extent now conducted and as proposed to be conducted, and to own, use and lease its assets and properties. Each of Target and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary and failure to be so qualified and in good standing would have a material adverse effect on Target or its Subsidiaries. The China Sub has passed all annual inspections conducted by the relevant PRC Governmental Authorities since its inception. Target has provided to Purchaser correct and complete copies of the organizational documents of Target and its Subsidiaries, including Memorandum and Articles of Association and Bylaws, each as amended to the date of this Agreement, and written resolutions of Target’s meetings of its shareholders and boards of directors. All the organizational documents of Target and its Subsidiaries are valid, complete and updated, and if so required and as applicable, have been duly approved and filed with the appropriate Governmental Authorities.

5.2 Authority and Binding Obligation. Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Target, including approval of the board of directors and shareholders of Target. This Agreement has been duly executed and delivered by Target and assuming the due authorization, execution and delivery hereof by the parties (other than Target) hereto, constitutes the legal, valid and binding obligations of Target, enforceable against Target in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

5.3 Capitalization.

(a) The authorized share capital of Target is $50,000 divided into 490,705,431 Common Shares, par value $0.0001 per share, of which 15,271,429 shares are issued and outstanding, 3,571,429 Series A Preferred Shares, par value $0.0001 per share, none of which are issued and outstanding and 5,723,140 Series B Preferred Shares, par value $0.0001 per share, of which 5,723,140 shares are issued and outstanding. The Allocation Schedule sets forth a true and correct description of all issued and outstanding Shares of Target, the record holders thereof and the type and number of each of the Shares held. The Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding securities of Target have been issued in compliance with applicable securities laws. Except as disclosed on Section 5.3(a) of the Disclosure Schedule, there are not outstanding (i) any options, warrants or other rights to purchase from Target any shares or other ownership interests in or any other securities of Target, (ii) any securities convertible into or exchangeable for shares or securities of Target or (iii) any other contract, understanding, commitments, rights or obligations of any kind of Target to issue additional shares, warrants or other securities of Target. There are no outstanding contractual obligations of Target to repurchase, redeem or otherwise acquire any outstanding shares of or other ownership interests in Target. Except as disclosed on Section 5.3(a) of the Disclosure Schedule, there are no voting trusts, stockholders agreements, proxies or other agreements or understandings to which Target or Sellers are a party with respect to the voting or transfer of the Shares.

(b) Other than the China Sub, Target does not have any Subsidiaries nor does it presently own, directly or indirectly, any capital stock or other equity interest in any other corporation, limited liability company, partnership, joint venture or other entity. The registered capital of the China Sub is US$14,000,000.00, which has been duly and validly subscribed, fully paid and injected in a timely manner in accordance with the relevant PRC laws and regulations. China Sub has not reduced or increased such registered capital as of the date hereof.

(c) There are not outstanding (i) any options, warrants or other rights to purchase from any Subsidiary of Target any capital stock or other ownership interests in or any other securities of any Subsidiary of Target, (ii) any securities convertible into or exchangeable for shares of such capital stock or securities of any Subsidiary of Target or (iii) any other contract, understanding, commitments, rights or obligations of any kind for any Subsidiary of Target to issue additional shares of capital stock, options, warrants or other securities of any Subsidiary of Target. There are no outstanding contractual obligations of Target’s Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any Subsidiary. There are no voting trusts, stockholders agreements, proxies or other agreements or understandings to which any Subsidiary of Target or Sellers are a party with respect to the voting or transfer of any securities of any Subsidiary of Target.

5.4 No Conflicts. Except as disclosed on Section 5.4 of the Disclosure Schedule, the execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of payment, termination, cancellation or acceleration of any material obligation or loss of any material benefit, or result in the imposition of any Encumbrance on any assets or property of Target, under (a) any of the organizational documents of Target or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target’s properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Target in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

5.5 Financial Information.

(a) Target has provided to Purchaser true and complete copies of: (i) the consolidated audited balance sheets of Target as of each of the years ended December 31, 2008 and 2009 and the related consolidated statements of operations and statements of cash flows for the calendar year then ended (ii) the consolidated unaudited balance sheets of Target as of the year ended December 31, 2010 (the “Recent Balance Sheet”) and the related consolidated statements of operations and statements of cash flows for the calendar year then ended and (iii) the consolidated unaudited balance sheets of Target as of the fiscal quarter ended March 31, 2011 (the “Q1 Balance Sheet”) and the related consolidated statements of operations and statements of cash flows for the quarter then ended ((i), (ii) and (iii) collectively, the “Financial Statements”). The Financial Statements (including, in each case, any notes thereto) (A) were derived from and in accordance with the books and records of Target, (B) were prepared in accordance with U.S. GAAP applied on a basis consistent with the periods presented (except that the unaudited financial statements do not have notes thereto and that the Financial Statements do not account for share based compensation based upon an independent share valuation), (C) present fairly in all material respects the financial condition of Target and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject to normal and recurring year-end adjustments, the effect of which will not, individually or in the aggregate, be materially adverse) and (D) are true, complete and correct in all material respects.

(b) Target has in place systems and processes that are adequate and customary for private companies operating primarily in the PRC at the same stage of development as Target and that (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to Target’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes are herein referred to as the “Controls”). The accounting books of the China Sub are complete and created in accordance with current PRC laws, regulations, rules and PRC GAAP, and its financial statements are prepared in accordance with current PRC laws, regulations, rules and PRC GAAP. The aforementioned accounting books and financial statements completely, truly and accurately reflect in all material respects the financial status and profits and losses of China Sub by the end of relative fiscal periods. Target and its Subsidiaries have not received notice of any material complaint, allegation, assertion or claim regarding the appropriateness or operations of the Controls that has not been resolved prior to the date hereof. There have been no instances of fraud, whether or not material, that involves management or other employees that have a significant role in Target’s Controls which occurred during any period covered by the Financial Statements.

5.6 No Undisclosed Liabilities. Target has no other liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) except for liabilities or obligations reflected or reserved against in the Financial Statements or current liabilities incurred since December 31, 2010 in the ordinary course of business which, individually or in the aggregate, are not material in nature or amount, other than liabilities arising in connection with the negotiation and consummation of the transactions contemplated hereunder. Target does not have any “off balance sheet” arrangements consisting of any transaction, agreement or other contractual arrangement to which an entity unconsolidated with Target is a party, under which Target has any obligation under a guarantee contract, any obligation under a contract that would be accounted for as a derivative instrument, any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets, or any obligation arising out of a variable interest in an unconsolidated entity providing for financing, liquidity, market risk or credit risk support to, or engaging in leasing, hedging or research and development services with, Target.

5.7 Absence of Changes. Since December 31, 2010, Target and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and other than in connection with or for purposes of the transactions contemplated hereunder, there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has or could reasonably be expected to resulted in a material adverse effect on Target or its Subsidiaries; (b) any acquisition, sale or transfer of any material asset of Target or its Subsidiaries other than in the ordinary course of business and consistent with past practice; (c) (i) any change in accounting methods or practices (including any change with respect to revenue recognition policies or any change in depreciation or amortization policies or rates) by Target or its Subsidiaries or (ii) any revaluation by Target or its Subsidiaries or any of its assets; (d) the entry of or the conclusion of any Material Contract (as defined in Section 5.8) entered into by Target or its Subsidiaries, other than in the ordinary course of business and as provided to Purchaser, or any material amendment or termination of, or default under, any Material Contract to which Target or its Subsidiaries is a party or by which it is bound, other than in the ordinary course of business and as provided to Purchaser; (e) any amendment or change to the Second Amended and Restated Memorandum and Articles of Association of Target; (f) any increase in or modification of the compensation or benefits payable or to become payable by Target or its Subsidiaries to any of its directors or employees; (g) any acceleration of the shipment of Products to its customers outside of the ordinary course; or (h) any agreement by Target or its Subsidiaries to do any of the things described in the preceding clauses (a) through (h) (other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement and similar negotiations with other third parties).

5.8 Contracts and Commitments.

(a) Target has provided Parent or Purchaser with, or has otherwise given Parent or Purchaser access to an online electronic datasite containing, a true and correct copy of all Material Contracts. “Material Contract” means any contract, agreement or commitment to which Target or its Subsidiaries is a party and in which Target or its Subsidiaries has any current or ongoing obligation, commitment or liability:

(i) with expected receipts or expenditures in excess of Two Hundred Thousand Dollars ($200,000) under such Material Contract;

(ii) requiring Target to indemnify any Person in excess of Two Hundred Thousand Dollars ($200,000), provided however, that an indemnity obligation shall be deemed to be in excess of such amount unless the magnitude of such obligation is expressly capped at Two Hundred Thousand Dollars ($200,000);

(iii) granting any exclusive rights or any rights to any party under any Target Registered Intellectual Property Rights (as defined in Section 5.10(a) below);

(iv) relating to, or evidencing, or guaranteeing, or providing security for, indebtedness for borrowed or loaned money or for the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) that involves financial obligations on the part of the Target in excess of $200,000;

(v) with any Key Customer (as defined in Section 5.24(a)) or Distributor (as defined in Section 5.24(b));

(vi) with any director, officer or affiliate of Target;

(vii) that is not entered in the ordinary course of business;

(viii) that in any way purports to prohibit, impair or restrict the business activity of Target or Target’s acquisition of property (tangible or intangible), or to limit the freedom of Target to engage in any line of business or to compete with any third party in any jurisdiction;

(ix) relating to the employment of, or the performance of services by, an employee or consultant, pursuant to which Target is or may become obligated to make any severance (other than as required by PRC laws and regulations), termination, change of control or similar payment to any current or former employee or director, or pursuant to which Target is or may become obligated to make any bonus, commission or similar payment (other than payments constituting base salary) to any current or former employee or director;

(x)(a) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities of Target or its Subsidiaries, (b) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities of Target, or (c) providing Target or its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(xi) containing any grant by Target to a third party, or to Target by a third party, of any assignment, license, covenant not to sue, consent, coexistence right, release, or immunity, with respect to any Intellectual Property Rights (as defined in Section 5.10(a) below) (other than purchase orders with customers and vendors entered into in the ordinary course of business, employee invention assignment and non-disclosure agreements, and licenses of Intellectual Property Rights incident to the purchase of tangible properties), except for any of the foregoing related to the use of generally available, off the shelf, computer software for a total, enterprise-wide fee of no more than Ten Thousand U.S. Dollars ($10,000) in any year of the Material Contract;

(xii) the purchase, sale, lease or other disposition of equipment, goods, materials, supplies, or capital assets, or for the performance of services which are not terminable without penalty on thirty (30) days’ notice (other than purchase orders with customers and vendors entered into in the ordinary course of business), in any case involving more than One Hundred Thousand Dollars ($100,000);

(xiii) under which Target is lessor of or permits any third party to hold or operate any personal property owned or controlled by Target, that cannot be terminated on sixty (60) days notice or less without payment of any material penalty by Target;

(xiv) providing for collective bargaining, or similar arrangement (other than as solely required under PRC law);

(xv) granting powers of attorney or similar authorizations by Target to third parties (other than letter of authorizations solely for administrative purposes in the ordinary course of business, none of which are material to Target or its operations);

(xvi) that, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, will require (or purport to require) Target to obtain from any Person consent relating to a change in control of Target;

(xvii) that, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, will require (or purports to require) Target to grant any license or other right with respect to any of its Intellectual Property Rights, or be obligated to pay any material royalties or other amounts;

(xviii) relating to the generation of data or information to support the registration or approval of any Product, including agreements relating to any human clinical trials or pre-clinical toxicology data;

(xix) relating to sponsorship of any research or development work, including by any university or institution or any faculty member, student or other investigator or researcher thereof;

(xx) relating to the distribution, marketing or sales of any Product;

(xxi) relating to express obligations imposed to monitor or report safety-related events concerning any Product, and the acquisition, retention, handling or sharing of any data or information related to such events; or

(xxii) that is otherwise material to Target.

All Material Contracts of Target or its Subsidiaries are listed or, in certain circumstances where the contracts are too numerous to practicably list, are collectively described in Section 5.8(a) of the Disclosure Schedule.

(b) With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Target or its Subsidiaries and, to Target’s knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity; (ii) except as set forth in Section 5.8(b) of the Disclosure Schedule, the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with its terms as in effect prior to the Closing, subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity; and (iii) neither Target nor, to Target’s knowledge, its Subsidiaries or any other party is in material breach or default of the terms thereof, and no event has occurred that with notice or lapse of time would constitute a material breach or default of the terms thereof by Target or its Subsidiaries or, to Target’s knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract. No party to a Material Contract has threatened in writing termination, diminution of benefits to Target or its Subsidiaries, or non-renewal of, any Material Contract, nor has Target or its Subsidiaries received any written notice or written warning of any alleged material nonperformance, material delay in delivery or other material noncompliance by Target or its Subsidiaries. Neither Target nor its Subsidiaries is a party to any oral contract or agreement.

(c) Without limiting the foregoing Section 5.8(b)(iii), Target and its Subsidiaries, have not engaged in, and as of the date of this Agreement are not engaged in or planning, any conduct that would breach Target’s or any of its Subsidiaries’ obligations of non-competition under any Material Contract, including the promotion, distribution or sale by Target or its Subsidiaries of any Product that would compete with any other Product that Target or its Subsidiaries has the right or obligation to promote, distribute or sell.

5.9 Taxes. For the purposes of this Agreement, “Tax” and collectively “Taxes” mean any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity; and “Tax Return” means any return, declaration, report, claim for refund, information return or other document filed or required to be filed or supplied to a tax authority in connection with the determination, assessment, collection or payment of Taxes or as otherwise required by laws, regulations or administrative requirements relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof. Except as described on Section 5.9 of the Disclosure Schedule:

(a) Target has filed or caused to be filed on a timely basis, all Tax Returns required to have been filed. All such Tax Returns are complete and correct in all material respects. Target has provided to Purchaser correct and complete copies of its national, provincial, local and foreign income and franchise Tax Returns which it has filed since its inception and has made available to Purchaser all other Tax Returns which have been filed by Target. Target has not received written notice from any state, local, or foreign taxing jurisdiction that it has not filed a Tax Return required to be filed by it.

(b) Target has, within the time and in the manner prescribed by law, paid all Taxes that were due and payable, whether or not shown on any Tax Return, and Target will pay, within the time and in the manner prescribed by law, all Taxes that become due and payable on or before the Closing. As of the Closing Date, Target’s liability for any unpaid Taxes will not exceed the reserve for unpaid Taxes then carried on such Target’s books and records.

(c) There is no agreement, waiver or consent providing for an extension of time with respect to the assessment of any Taxes or the filing of any Tax Returns.

(d) There are no outstanding (i) powers of attorney granted by Target concerning any Tax matter, (ii) agreements entered into with any taxing authority that would have a continuing effect on Target after the Closing Date or (iii) Encumbrances (and immediately following the Closing Date there will be no Encumbrances) on the assets of Target relating to or attributable to Taxes other than Encumbrances for Taxes not yet due and payable. Target is not a party to any Tax allocation or sharing agreement. Target is not a participant in any joint venture, partnership or similar arrangement.

(e) Except as set forth in Section 5.9(e) of the Disclosure Schedule, Target has never been audited by any taxing authority. There is no examination, action, suit, Proceeding, investigation, audit, claim demand, deficiency or additional assessment against Target underway or pending (or any threat of any of the foregoing that has been communicated to Target) with respect to any Tax. No waivers of statutes of limitations have been given with respect to any material Taxes with respect to Target, which waivers are in effect as of the date hereof.

(f) Target does not have, or has ever had, any “permanent establishment” as defined in any applicable tax convention, outside the country of Target’s place of organization and Target has not received any notice from any taxing authority in a jurisdiction where such entity has not filed Tax Returns that it may be subject to taxation in such jurisdiction. All related party transactions involving Target are in compliance with applicable transfer pricing principles.

(g) All Taxes required to be withheld or collected by Target on or before the Closing have been or will be withheld or collected and paid when due to the appropriate agency or authority. Target has complied with all information reporting requirements with respect thereto.

(h) Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date solely as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” with any tax authority executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date.

(i) Target has not engaged in, or been a party to, any transaction or series of transactions or scheme or arrangement of which the main purpose, or one of the main purposes, was or could be construed to be the illegal evasion of Taxes.

5.10 Intellectual Property Rights.

(a) For purposes of this Section 5.10(a), the term “Intellectual Property Rights” means any and all industrial and intellectual property rights and all rights associated therewith, whether registered or unregistered and including all common law rights, throughout the world, including all copyrights, copyright registrations and applications therefor (“Copyrights”); all trademarks and service marks, trademark and service marks registrations, trademark and service mark applications, tradenames, logos, trade dress and any and all goodwill associated with and symbolized by the foregoing items (“Marks”); all Internet domain name registrations, Internet and World Wide Web URLs or addresses (collectively, “Domain Names”); all patents, and applications therefore and all reissues, reexaminations, substitutions, divisions, renewals, extensions, supplemental protection certificates, provisionals, continuations and continuations-in-part (“Patents”); all trade secrets, moral rights, right of publicity, right of privacy, authors’ rights, contract and licensing rights (“Proprietary Rights”); and all other intellectual property rights as may exist now and/or hereafter come into existence and all renewals and extensions thereof, regardless of whether such rights arise under the law of the United States or any other state, country or jurisdiction throughout the world. The term “Target Registered Intellectual Property Rights” shall mean all United States, international and foreign: (A) Patents; (B) registered Marks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to the Marks; (C) registered Domain Names; (D) registered Copyrights and applications for copyright registration; and (E) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other similar document; in each case issued, filed with, or recorded by any Governmental Authority and owned by, or registered or filed in the name of, Target. “In-Bound Licenses” means all licenses, sublicenses and other contracts pursuant to which a third party authorizes Target to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property Rights owned or controlled by such third party. “Target-Owned IP Rights” means all Intellectual Property Rights, including Target Registered Intellectual Property Rights, that are owned by or filed in the name of Target (whether exclusively, jointly with another Person, or otherwise). “Target IP Rights” means all Target-Owned IP Rights and all of Target’s Intellectual Property Rights under the In-Bound Licenses. “Out-Bound Licenses” means all licenses, sublicenses and other contracts pursuant to which Target authorizes a third party to use, practice any rights under, or grant sublicenses with respect to, any Target IP Rights.

(b) Section 5.10(b) of the Disclosure Schedule sets forth a true, accurate and complete list of all Target Registered Intellectual Property Rights and a brief description of all material, unregistered Intellectual Property Rights (other than trade secret rights) owned by Target including all Internet addresses for websites, or other Domain Names, owned and/or operated by or for Target. Target possesses unencumbered and unrestricted exclusive ownership of all Target Registered Intellectual Property Rights, including as set forth on Section 5.10(b) of the Disclosure Schedule. For each item of such Target Registered Intellectual Property Rights, Section 5.10(b) of the Disclosure Schedule sets forth the applicable applicant or registrant, jurisdiction, and application or registration number. All necessary registration, maintenance and renewal fees due in connection with all Target Registered Intellectual Property Rights have been paid timely, and all documents, recordations, and certificates required to be filed, including any necessary responses to office actions, affidavits of use, renewal applications, assignment recordals and other documents and certificates in connection with such registered Intellectual Property Rights have been filed (when due) with the appropriate authorities in the relevant jurisdictions for the purposes of prosecuting, maintaining and perfecting such Target Registered Intellectual Property and recording Target’s ownership interests therein. Section 5.10(b) of the Disclosure Schedule sets forth a list of all actions that are required to be taken by Target within 90 days of the date hereof with respect to any of Target Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Target Registered Intellectual Property.

(c) Section 5.10(c) of the Disclosure Schedule sets for a true, accurate and complete list of all In-Bound Licenses, excluding solely “shrink-wrap” or similar commercially available end-user licenses. Except as expressly stated on Section 5.10(c) of the Disclosure Schedule, (i) each In-Bound License is in effect as of the date hereof and is a valid and binding agreement of Target, (ii) none of the In-Bound Licenses have expired or been terminated, (iii) Target has not issued or received, and is not aware of, any notice, or intent to issue a notice, that could trigger the termination of any of the In-Bound Licenses, (iv) to the knowledge of Target, no party to any of the In-Bound Licenses is, or is accused of being, in material breach of any agreement or obligation within the In-Bound Licenses, and (v) Target has not assigned or otherwise transferred to any Person any of the In-Bound Licenses, nor any rights or obligations thereunder.

(d) Target and its Subsidiaries are not parties to any Out-Bound Licenses, or any agreements which grant any Person rights to or under any Target IP Rights or grants any Person the right to sublicense any Target IP Rights.

(e) To the knowledge of Target, none of the Products, now or in the past, infringes upon, misappropriates or misuses any proprietary rights or Intellectual Property Rights of any other Person, and Target has not received any notice of any such infringement.

(f) To the knowledge of Target, (i) there is no unauthorized use, unauthorized disclosure, infringement or misappropriation, or other violation any Target IP Rights by any Person, including current and former employees of Target and (ii) Target has not filed any lawsuit or issued any written communication to any Person alleging any such infringement, misappropriation, or other violation, or invited any Person to take a license with respect to any Target IP Rights.

(g) Target has not been sued in any Proceeding (or received any written notice or, to the knowledge of Target, threat) that involves (i) any claim of infringement, misuse, misappropriation or other violation of any Intellectual Property right of any Person or, (ii) that contests the validity, ownership or right of Target to exercise any Intellectual Property Right or operate its business as currently conducted. Target has not received any written communication that involves an offer to license Target or grant Target any other rights or immunities under any Intellectual Property Right of any Person, or any statement that Target must or should obtain such a license or grant, other than the Intellectual Property Rights licensed to Target pursuant to an In-Bound License.

(h) Target has not received any opinion from its professional advisors, including opinion of legal counsel, that any Product or the operation of the business of Target, as previously or currently conducted, or as currently proposed to be conducted by Target, infringes or misappropriates any Intellectual Property Rights of any Person (other than the Target IP Rights).

(i) Target owns or possesses sufficient legal ownership or license rights to all Intellectual Property Rights necessary for the operation of Target’s business as now conducted and as proposed to be conducted without any known conflict with, infringement upon, or misappropriation of, the rights of any other Person, failure to so own or possess which will have a material adverse effect on Target or its Subsidiaries. Without limiting the foregoing, the Target IP Rights include any and all Intellectual Property Rights that are used or practiced in any manner in the conduct of the business of Target as currently conducted or as currently proposed to be conducted by Target. Target is the sole owner of all right, title and interest in and to all of the Target-Owned IP Rights, free and clear of all Encumbrances and restrictions whatsoever, and has not granted any rights or licenses in, to or under any Target-Owned IP Rights.

5.11 Real Property. Target does not own any real property and is not a party to any agreement or option to purchase any real property or interest therein. Section 5.11 of the Disclosure Schedule sets forth a list of each lease or sublease for real property to which Target or its Subsidiaries is a party or which covers any premises at which Target operates its business or maintain any of its assets. Target or its Subsidiaries have, subject to the terms and conditions of its leases, a valid leasehold interest in each leased real property listed in Section 5.11 of the Disclosure Schedule, free and clear of any and all Encumbrances. Neither Target nor its Subsidiaries have (i) made any material alterations, additions or improvements to any leased premises that are required to be removed (or of which any landlord or sublandlord could require removal) at termination of the applicable lease term, except for customary office renovations and decorations, or (ii) entered into any written sublease, license, option, right, concession or other agreement or arrangement granting to any Person the right to use or occupy any real property leased by Target or its Subsidiaries or any portion thereof or interest therein. To the knowledge of Target, no zoning or similar land use restrictions are presently in effect or anticipated or proposed by any governmental entity that would impair the operation of the businesses of Target or its Subsidiaries as presently conducted or which would impair the use, occupancy and enjoyment of any of the real property leased by Target or its Subsidiaries.

5.12 Privacy and Data Collection.

(a) To the knowledge of Target, no Person has obtained unauthorized access to any personally identifiable information stored on the computer systems owned or operated by Target, nor has there been any other unauthorized acquisition of material computerized data of Target that has compromised the security, confidentiality or integrity of any such information. Target has complied with all applicable legal requirements and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by it or by third parties having authorized access to the records of Target. The execution, delivery and performance of this Agreement will comply with all applicable legal requirements relating to privacy and with Target’s privacy policies. Target has not received a complaint regarding the collection, use or disclosure of personally identifiable information.

(b) Target has implemented and maintains a security plan, customary for private companies operating primarily in China, which (i) identifies internal and external risks to the security of all trade secret, confidential or non-public information included in the Target IP Rights, including personally identifiable information; (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks; and (iii) maintains notification procedures in compliance with applicable legal requirements in the case of any breach of security compromising unencrypted data containing personally identifiable information. Target has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential IP Information, including personally identifiable information in Target’s possession, custody or control.

5.13 Accounts Receivable. The accounts receivable of Target shown on the Recent Balance Sheet and the Q1 Balance Sheet and the accounts receivable arising since the Recent Balance Sheet, (a) arose from bona fide transactions engaged in or entered into by Target in the ordinary course of business, (b) except to the extent of any reserve for doubtful accounts, have been collected or, to the knowledge of Target, are collectible in the book amounts thereof and (c) are not subject to any claim of offset, recoupment, setoff, or counter-claim and Target has no knowledge of any specific facts or circumstances that they believe would give rise to any such claim. The allowance for collection losses on the Recent Balance Sheet and Q1 Balance Sheet was established in the ordinary course of business consistent with past practice and in accordance with U.S. GAAP.

5.14 Officers, Directors and Bank Accounts.

(a) Section 5.14(a) of the Disclosure Schedule lists the names of all directors and names and titles of all officers above the director level of Target and each of its Subsidiaries as of the date hereof.

(b) Section 5.14(b) of the Disclosure Schedule lists the name and location of each bank or other institution in which Target and any of its Subsidiaries has any deposit account or safe deposit box, all account numbers, and the names of all Persons authorized to act in connection therewith.

5.15 Transactions with Interested Persons. Neither the officers or directors of Target, nor to the knowledge of Target, their respective spouses, children, or other Person living in their household: (a) own directly or indirectly any more than 5% equity interest in, or serves as an officer or director of, any client, competitor or supplier of Target, its Subsidiaries or any organization which has a contract or arrangement with Target; (b) have any loans or receivables outstanding to Target or its Subsidiaries other than cash advances made from time to time pursuant to Target’s policies and practices and reflected in Target’s Financial Statements; (c) are otherwise indebted to Target or its Subsidiaries; (d) own any property, real or personal, tangible or intangible, required for or used in the businesses of Target; or (e) are owed any money or property by Target or its Subsidiaries, other than wages or salary earned in the ordinary course of business. The consummation of the transactions contemplated by this Agreement will not (either alone, or upon the occurrence of any act or event, or with the lapse of time, or both) result in any benefit or payment (severance or otherwise) arising or becoming due from Target or its Subsidiaries or any of its successors or assigns (including Purchaser) of any thereof to any Person (including Target and its Subsidiaries).

5.16 Insurance. Section 5.16 of the Disclosure Schedule sets forth a true, correct and accurate list (including, without limitation, the name of the carrier, the coverage limits and premium amounts) of each of the policies of insurance with respect to the business of Target, each of which policies is in full force and effect. Target has provided to Purchaser a true, correct and complete copy of each such insurance policy. All of the insurable properties of Target are insured. Target has no knowledge that any of such policies will not be renewed (upon the same terms and conditions as are currently in effect) upon the expiration thereof. Target has not been refused any insurance by an insurance carrier during the past three years nor has any insurance policy been cancelled with respect to Target or its business. There is no claim by Target pending under any of such policies. All premiums due and payable under all such policies have been paid, and Target is otherwise in compliance in all material respects with the terms of such policies. There have been no historical gaps in Target’s insurance policies. Target’s current and historical policy limits have not been materially eroded by the payment of claims, and none of the current or historical insurers of Target have filed for protection under any applicable bankruptcy laws or is otherwise in the process of liquidating. There are no claims against Target being handled under a reservation of rights letter.

5.17 Litigation. There are no asserted claims, disputes, legal actions, decrees, judgments, orders, settlement agreements, arbitration or other proceeding, suit or governmental investigation (“Proceeding”) currently pending or, to the knowledge of Target, threatened against Target, its officers or directors, or its Subsidiaries. Target and its Subsidiaries are not subject to any outstanding, nor is in violation of or in default with respects too, any judgment, writ, injunction, settlement agreement, order, or decree.

5.18 Books and Records. Target has made and will make available for inspection by Parent and Purchaser upon reasonable request all the books and records relating to the business of Target and each of its Subsidiaries. Such books and records of Target and each of its Subsidiaries have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to Parent and Purchaser by Target are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

5.19 Corruption. To the knowledge of Target, neither Target nor its Subsidiaries, nor any director, officer, employee or other person associated with or acting on behalf of Target or its Subsidiaries (a) has made any direct or indirect unlawful payment or offer of payment of anything of value to any official, representative or employee of any government or government-affiliated entity (including any state-owned or partially state-owned entity), any political party official, or any candidate for political office, in each case in violation of the applicable anti-corruption laws of jurisdictions in which the Target or its Subsidiaries conducts its businesses or to which it is otherwise subject, (b) has violated any other anti-bribery or anti-corruption laws of any jurisdiction to which Target or its Subsidiaries are subject, or (c) has made any bribe, promise of payment, rebate, payoff, influence payment, kickback or other unlawful payment in violation of the laws of jurisdictions in which the Target or its Subsidiaries conduct their business. Further, the Target has represented that it and its Subsidiaries (x) are not party to or beneficiaries of any contract or agreement, including any product purchasing agreement, that was the product of or that was influenced by the unlawful payment or promise of payment of anything of value to any government official, representative or employee; and (y) do not operate in the United States or the United Kingdom. For purposes of the foregoing sentence, “operate” shall mean market, produce, develop products, hold assets and/or bank accounts, maintain an office, and/or conduct regular business operations.

5.20 Compliance with Laws.

(a) Each of Target and its Subsidiaries has conducted and is conducting its business within the permitted scope of its business and in material compliance with all material laws, statutes, rules, regulations, decrees or orders of any governmental entity applicable to it and its properties. The Target has represented that it and its Subsidiaries do not operate in the United States and the United Kingdom. For purposes of the foregoing sentence, “operate” shall mean market, produce, develop products, hold assets and/or bank accounts, maintain an office, and/or conduct regular business operations. Neither Target nor its Subsidiaries has received notice of, or has otherwise had or obtained knowledge of, any material violation of any material law, statute, rule, regulation, decree or order of any governmental entity, in each case applicable to any of Target’s or its Subsidiaries’ properties or Products.

(b) Each of Target and its Subsidiaries holds all material permits, authorizations licenses, certificates, registrations, exemptions and approvals of all governmental agencies or entities which are necessary for the businesses and operations of Target and its Subsidiaries, as applicable, as currently conducted and as proposed to be conducted (the “Permits”), and has complied in all material aspects with all laws, regulations or orders applicable to Target and its Subsidiaries. There is no fine or penalty relating to any such Permit or arising from any violation of any such Permit. Each such Permit is valid, binding and in full force and effect, and has passed all inspections such as the annual inspections requested by the Governmental Authorities regarding such approval, license or certificate. Neither Target nor any of its Subsidiaries has received any notice or communication from or on behalf of any governmental agency or entity (i) alleging any violation of any Permit or that Target or any of its Subsidiaries requires any Permit required for its business that currently is not held by Target or the applicable Subsidiary, or (ii) requesting Target or any of it Subsidiaries take any compliance or remedial action in respect of any activities carried out directly or indirectly by Target or any of it Subsidiaries. Except for routine annual inspections, no regulatory agency or governmental body is currently auditing or, to Target’s knowledge, intending to audit Target and its Subsidiaries.

(c) All Product (as defined in Section 5.24(c)) registrations and approvals which Target or its Subsidiaries have assisted in successfully obtaining, are current and valid, and to the knowledge of Target, all other Product registrations and approvals which Target or its Subsidiaries have been involved with, are current and valid. No additional registrations or approvals with respect to Target are required for the operation of Target’s business as now conducted in all material respects.

(d) To the knowledge of Target, there has not occurred any event, happening or fact which threatens or otherwise puts into question the validity of any Target’s claims with respect to its Products. Target has not received any notice (written or oral) or correspondence from the any governmental or regulatory agency or from any other Person which questions Target’s ability to promote, market or distribute the Products as currently being promoted, marketed or distributed or as Target plans to promote, market or distribute such Products in the future, or which questions Target’s claims made with respect to its Products. To Target’s knowledge, no governmental or regulatory agency is currently investigating or threatening to investigate any claim made by Target with respect to its Products.

5.21 Employees; Labor Relations.

(a) Except as solely required by PRC law and except as set forth on Section 5.21(a) of the Disclosure Schedule, no director, officer or employee of Target or any of its Subsidiaries or consultant who provides services to Target or any of its Subsidiaries (such director, officer, employee or consultant, collectively, the “Service Providers”) is subject to any contracts, written or unwritten, that specify a particular employment or service term of more than one (1) year. Target and its Subsidiaries do not have any contractual obligation to pay any of such Service Providers any severance benefits in connection with their termination of employment or service, except as required by PRC law.

(b) To the knowledge of Target, none of the key Service Providers have a present intention to terminate his, her or its employment with either Target or, as applicable, any of its Subsidiaries, whether before, at or after the Closing. Neither Target nor its Subsidiaries has a present intention to terminate the employment of any of the key Service Providers.

(c) To the knowledge of Target, no Service Provider is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any other Person that adversely affects or will affect the performance of that Service Provider’s duties as Service Provider of Purchaser or its affiliates following the Closing Date.

(d) Target and its Subsidiaries are in compliance in all material respects with, and there are no outstanding claims against Target or any of its Subsidiaries alleging that Target or any of its Subsidiaries is not in material compliance with any national, provincial or other applicable PRC laws respecting employment and employment practices, terms and conditions of employment and wages and hours with respect to the Service Providers including, without limitation, employment standards, occupational health and safety, pay equity and employment equity, or that Target or any of its Subsidiaries has been engaged in any unfair labor practice with respect to its employees.

(e) There is not presently pending or, to the knowledge of Target, threatened by any employee of Target or any of its Subsidiaries any: (i) strike, slowdown, picketing or work stoppage; or (ii) charge, grievance proceeding, unfair labor practice complaint or other claim against or affecting Target or any of its Subsidiaries relating to the alleged violation of any law pertaining to labor relations or employment matters (including any concerning wages, salaries, holidays, paid time off, insurance, pension, illness injury or disability).

(f) Except as required by PRC law, neither Target nor any of its Subsidiaries is a party to any union agreement or collective bargaining agreement, and there are no work rules or practices agreed to between Target or any of its Subsidiaries, on the one hand, and any labor organization or employee organization, on the other hand.

(g) No employee of Target or any of its Subsidiaries is on long-term disability leave, or receiving compensation for employment related injuries.

(h) All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums or any other governmental fees or charges relating to the employees of Target or any of its Subsidiaries, accrued wages, salaries and commissions and employee benefit plan payments with respect to the employees of Target or any of its Subsidiaries have been accurately reflected in the books and records of Target or the applicable Subsidiary.

(i) Section 5.21(i) of the Disclosure Schedule contains a complete and accurate list of all of Service Providers of Target and its Subsidiaries as of the date hereof.

5.22 Employee Benefit Matters. For the purposes of this Agreement, “Employee Plan” means any employee benefit plan and any other profit sharing, pension, cash balance, compensation, deferred compensation, stock option, stock purchase, incentive, fringe benefit, severance, post-retirement, scholarship, disability, sick leave, vacation, individual employment, consulting or compensation, commission, bonus, payroll practice, retention or other plan, agreement, policy, trust fund or arrangement maintained, sponsored, participated in or contributed to by Target or any of its Subsidiaries at any time preceding the Closing Date or that has been approved by Target or any of its Subsidiaries before the Closing Date but is not yet effective, or with respect to which Target or any of its Subsidiaries has any liability or other obligation at any time preceding the Closing Date.

(a) Section 5.22(a) of the Disclosure Schedule contains an accurate and complete list of each Employee Plan which Target or any of its Subsidiaries maintains or sponsors (or have ever maintained or sponsored) with respect to employees of Target or any of its Subsidiaries (the “Listed Plans”). Target and its Subsidiaries have made available to Parent and Purchaser with respect to each Listed Plan copies of the current plan documents, including all amendments. There are no other material benefits to which any employee of Target or any of its Subsidiaries is entitled or any employee benefit plan for which Target or any of its Subsidiaries has any obligation or liability for which Target or any of its Subsidiaries, Purchaser or Parent will have any obligation or liability after the Closing Date. Target and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of laws affecting the Listed Plans, including all laws and regulations applicable to all of Target’s or any of its Subsidiaries’ employee benefit plans, programs, policies, practices, and other arrangements providing benefits to any current or former employee, officer or director of Target or any of its Subsidiaries or beneficiary or dependent thereof, whether or not written, and whether covering one Person or more than one Person sponsored or maintained by Target or any of its Subsidiaries, to which Target or any of its Subsidiaries contribute or is obligated to contribute, or with respect to which Target or any of its Subsidiaries has or may have any material liability, and each Listed Plan has been maintained, funded, and administered in accordance with its material terms.

(b) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Listed Plan, any fiduciaries thereof with respect to their duties to any Listed Plan or the assets of any of the trusts under any Listed Plan which could reasonably be expected to result in any material liability of Target or any of its Subsidiaries to any Person, including without limitation any Governmental Authority.

(c) All payments of Target or any of its Subsidiaries required by any Listed Plan, any collective bargaining agreement or by law (including all contributions, insurance premiums, or intercompany charges) have been timely made. Any funds required to be withdrawn from the China Sub’s annual after-tax profits and paid to any statutory common reserve fund, statutory common welfare fund or any other compulsory fund for employees have been timely withdrawn and paid.

(d) Neither of Target nor any of its Subsidiaries are subject to any material lien or excise or other Taxes under any law applicable to any Listed Plan.

(e) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Listed Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund or otherwise set aside or provide benefits with respect to any current or former employee, director or consultant of Target or any of its subsidiaries.

(f) Except as disclosed in Disclosure Schedule 5.3(a), no Listed Plan provides for any benefits to any Person who, at the time the benefit is to be provided, is a former director, officer or employee of, or other provider of services to Target or any of its Subsidiaries (or a beneficiary of any such Person), nor have any representations, agreements, covenants or commitments been made to provide such benefits to any such Person.

(g) Target and its Subsidiaries have no liability arising from the recharacterization under applicable laws of any Person engaged by Target or any of its Subsidiaries as an independent contractor, leased employee or similar service provider as an employee of Target or any of its Subsidiaries.

5.23 Indebtedness. Section 5.23 of the Disclosure Schedule sets forth a list of all of the following with respect to Target: (a) obligations for the payment of principal, interest, penalties, fees (including loan management fees) or other liabilities for borrowed money (including guarantees) and collection costs thereof, incurred or assumed, (b) any obligations to reimburse the issuer of any letter of credit, surety bond, debentures, promissory notes, performance bond or other guarantee of contractual performance, in each case to the extent drawn or otherwise not contingent, (c) all obligations under conditional sale or other title retention agreements relating to the property or assets of Target, (d) all net payments that Target would have to make in the event of any early termination on the date the Debt is being determined in respect of outstanding interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements, (e) any obligation of Target that, in accordance with U.S. GAAP, would be required to be reflected as indebtedness on the balance sheet of Target, (f) all obligations for the deferred purchase price of assets, property or services, including, without limitation, any royalty or earn-out payments, (g) all unfunded, present or contingent obligations relating to retention commitments, change of control/transaction related or similar bonuses and other payments (including bonus or severance payments), pensions, post retirement welfare plans and retirement indemnities (except as required under PRC law), assuming, in each case, that all such amounts are accelerated and due on or prior to the Closing whether or not such amounts are actually accelerated and due on or prior to the Closing, (h) all unfunded, present or contingent obligations relating to payments owed to any Shareholders or other members of management of Target, (i) any liability relating to any capitalized lease obligations and (j) any payments, fines, fees, penalties, expenses or other amounts applicable to or otherwise incurred in connection with or as a result of any prepayment or early satisfaction of any obligation described above (collectively, “Debt”). With respect to determination of the amounts set forth above, it shall be assumed, in each case, that all such amounts are accelerated and due on or prior to the Closing whether or not such amounts are actually accelerated and due on or prior to the Closing. Target is not in material default under any of the agreements or other instruments listed in Section 5.23 of the Disclosure Schedule, nor is Target aware of any event that, with the passage of time, or notice, or both, reasonably could be expected to result in an event of default thereunder.

5.24 Customers and Distributors.

(a) Section 5.24(a) of the Disclosure Schedule sets forth a list of all Persons from and for whom which Target undertakes to promote and/or distribute in PRC Products manufactured by such Person under license, that accounted for more than Two Hundred and Fifty Thousand Dollars ($250,000) of the net revenues of Target for the calendar years ended December 31, 2009 and December 31, 2010 (each, a “Key Customer”). No Key Customer shall have indicated an intention to decrease the purchase of Target’s services with respect to the Products in any material amount, individually or in the aggregate. There has not occurred any event, happening, or fact which would lead Target to reasonably believe that any Key Customer would decrease the purchase of Target’s services with respect to the Products in any material amount, individually or in the aggregate.

(b) Section 5.24(b) of Target Disclosure Schedule accurately identifies any distributor, whether in the PRC or anywhere outside of the PRC, that (i) within the two (2) years prior to the Closing Date had an agreement to perform, or (ii) has a contract or proposed agreement to perform, any distributor or distribution services with respect to the Products to or for Target (the “Distributors”). Target has provided to Purchaser complete and accurate copies of all current agreements with each of the distributors and any amendments thereto. Target does not have a present intention to terminate its relationship with any Distributor. There has not occurred any event, happening, or fact which would lead Target to reasonably believe that any of the Distributors intend to materially reduce the volume of business transacted by such Distributor with Target.

(c) Target has not received any written notice indicating, and no event, happening or fact which would likely lead Target to reasonably believe, that any Key Customer or Distributor, intends to cease dealing with Target, (ii) is materially dissatisfied with the Products or otherwise with its relationship with Target, or (iii) is threatened with bankruptcy or insolvency. “Product” shall mean any pharmaceutical product that is promoted, marketed, or distributed by Target at any time prior to the Closing.

(d) As of the date hereof, neither Target nor its Subsidiaries manufactures, packages, labels, researches or develops (including any joint venture, teaming, etc), sells or distributes any pharmaceutical product.

(e) As of the date hereof, neither Target nor its Subsidiaries has inventory of any pharmaceutical product and, except as described on Section 5.24(e) of the Disclosure Schedule, has not purchased, sold or otherwise transferred any pharmaceutical product during the twelve (12) months prior to the date hereof.

(f) Since December 31, 2010, other than in the ordinary course of business consistent with past practice, Target has not established, terminated or maintained any sales incentive or bonus program, trade promotion spending or allowance (including customers allowances and performance-based promotion spending), or other trade practices or policies, whether for the benefit of customers, distributors, suppliers, employees or representatives of Target or any of its Subsidiaries, that would reasonably be expected to materially increase, or has increased, trade inventories or materially accelerate shipments of the Products.

(g) Since December 31, 2010, except as in the ordinary course of business consistent with past practice, Target has not (i) taken or currently intends to take any action with regard to any material adjustment of price or terms not announced prior to the date of this Agreement related to the customers, suppliers or distributors of Target or (ii) materially amended, modified or altered, or intends to materially amend, modify or alter, the pricing schedule or pricing list for any Product, including providing promotions, coupons, discounts or price increases.

5.25 Service Liability. Target has not been notified in writing of any claims for (and Target has no knowledge of any threatened claims for) any Product recalls or warranty obligations relating to any Product other than in the ordinary course of business consistent with past practice. Target has not, within the three (3) years prior to the Closing Date, had any material liability arising out of any injury to individuals or property as a result of promoting, marketing or distributing of any Product. To the knowledge of Target, no facts or circumstances exist that would reasonably be likely to give rise to any future material liability of Target arising out of any injury to individuals or property as a result of the promoting, marketing, or distributing of any Product.

5.26 Tangible Assets. The interests of Target in its assets (tangible and intangible) constitute all of the interests in such assets that are required to conduct the business of Target in a manner, and at levels of activity and productivity, consistent with the manner and levels at which such businesses are currently conducted by Target. The machinery, equipment and other tangible assets that Target owns are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, generally are in good operating condition and repair (subject to normal wear and tear), conform in all material respects to all applicable laws relating to their use and operation, are suitable for the purposes for which they are being used, and are generally sufficient for the continued conduct of Target’s business immediately after the Closing in substantially the same manner as conducted prior to the Closing. The China Sub has never provided any guarantee or granted any collateral on any of its assets as security for any third party’s debt and liabilities.

5.27 Brokers’ and Finders’ Fees. Target is not obligated to pay any fees or expenses of any broker, finder or employee of Target in connection with the origin, negotiation, or execution of this Agreement or in connection with any transactions contemplated hereby, except for financial advisory services of Cowen Latitude Asia, whose engagement letter has been made available to Parent.

5.28 Environmental Matters. Neither Target nor its Subsidiaries are in violation of any applicable statute, law, regulation relating to the environment or occupational health and safety, and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. No hazardous substance has, or has been, used, stored, released or disposed of by Target or any of its Subsidiaries or by any other Person on any property owned, leased or used by Target or any of its Subsidiaries. To the knowledge of Target, no hazardous substance is present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Target or any of its Subsidiaries has at any time owned, operated, occupied or leased. No action, Proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Target, threatened, concerning any environmental or occupational health and safety matters against Target or any of its Subsidiaries. To the knowledge of Target, there are no facts and circumstances that reasonably could be expected to result in a liability under any applicable environmental law in respect of Target or its Subsidiaries in connection with the operation of their business or the use of any property or facility. Target does not have and has not ever commissioned any environmental reports relating to any of Target’s or Subsidiaries’ leased or subleased real property.

5.29 No Other Representations and Warranties. Except for the representations and warranties of Target contained in this Section 5, Target is not making and has not made, and no other Person is making or has made on behalf of Target, any express or implied representation or warranty in connection with this Agreement.

6. Representations and Warranties of Parent and Purchaser. Parent and Purchaser jointly and severally represent and warrant to each Seller and Target that the statements contained in this Section 6 are true and correct.

6.1 Organization and Qualification. Parent is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands. Each of Parent and Purchaser has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

6.2 Authority and Binding Obligation. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and Purchaser. This Agreement constitutes the valid and binding obligation of Parent and Purchaser enforceable against Parent and Purchaser in accordance with its terms, except as may be limited by the laws of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity.

6.3 No Conflicts. The execution and delivery of this Agreement by each of Parent and Purchaser does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of payment, termination, cancellation or acceleration of any material obligation or loss of any material benefit, or result in the imposition of any Encumbrance on any assets or property of Parent or Purchaser, under (a) any of the organizational documents of Parent or Purchaser or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Purchaser’s properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

6.4 Capitalization. The authorized capital stock of Parent consists of 75,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value, of which there were issued and outstanding as of December 31, 2010, 48,011,235 shares of Common Stock and no shares of preferred stock. All outstanding shares of Parent have been duly authorized, validly issued, fully paid and are nonassessable.

6.5 Issuance of Shares. The issuance and delivery of Parent Common Stock as the Share Purchase Price in accordance with this Agreement shall be, at or prior to the Closing, duly authorized by all necessary corporate action on the part of Parent, and, when issued at Closing as contemplated hereby, such shares of Parent Common Stock will be duly and validly issued, fully paid and nonassessable. Such Parent Common Stock, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Encumbrances, other than restrictions on transfer created by applicable securities laws and will not have been issued in violation of their respective properties or any preemptive rights or rights of first refusal or similar rights.

6.6 Available Funds. Purchaser has funds sufficient to pay all amounts payable pursuant to Section 2 hereof and all related fees and expenses.

6.7 Brokers’ and Finders’ Fee. Neither Parent nor Purchaser has incurred or become liable for any broker’s commissions or finder’s fee relating to or in connection with the transactions contemplated by this Agreement, or otherwise dealt with any brokers or finders in connection herewith or any of the transactions contemplated by this Agreement, except for the financial advisory services of Piper Jaffray & Co. and Lazard Frères & Co. LLC.

6.8 SEC Reports. Parent has timely filed all reports required to be filed with the SEC prior to the date hereof (“Parent SEC Reports”) and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and, as of their respective dates and all Parent SEC Reports complied with all of the rules and regulations of the SEC with respect thereto. As of their respective dates, the Parent SEC Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading, except to the extent as may have been corrected by a subsequently filed Parent SEC Report prior to the date hereof. Parent’s consolidated financial statements (including any notes to such financial statements) included within Parent SEC Report (i) have been prepared in all material respects in accordance with the published rules and regulations of U.S. GAAP and the SEC applied on a consistent basis throughout the periods involved, and (ii) fairly present in all material respects, the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows for the period indicated.

6.9 No Other Representations and Warranties. Except for the representations and warranties of Parent contained in this Section 6, Parent is not making and has not made, and no other Person is making or has made on behalf of Parent, any express or implied representation or warranty in connection with this Agreement.

7. Understandings and Covenants.

7.1 Mutual Cooperation. The parties hereto will cooperate with each other to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as possible all consents, authorizations, orders or approvals of any third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement. The parties hereto will coordinate and cooperate with one another in exchanging such information and reasonable assistance as the other may request in connection with all of the foregoing.

7.2 Confidentiality.

(a) “Confidential Information” means information of Target that is confidential and proprietary to Target and not generally available to the public. Notwithstanding anything to the contrary, “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by a Seller or Purchaser, as applicable, (ii) was available to a Seller or the Purchase, as applicable, on a non-confidential basis prior to its disclosure by Target to such Seller or Purchaser, (iii) becomes available to a Seller or Purchaser, as applicable, on a non-confidential basis from another source, provided that such other source is not known by such Seller or Purchaser to be bound by, and to such Seller or Purchaser’s knowledge such disclosure does not breach, directly or indirectly, a confidentiality agreement between such other source and Target or (iv) is required to be disclosed by any applicable law, subpoena, court order, regulation, or judicial or administrative process, provided that, to the extent practicable and permitted by applicable law or regulation, such Seller or Purchaser, as applicable, provides notice of such requirement to Target for the purpose of enabling Target to seek a protective order or otherwise prevent such disclosure.

(b) Each Seller agrees not to disclose any of Target’s Confidential Information, directly or indirectly, or use it in any way, without the authorization of Purchaser after the Closing Date. Each Seller is hereby authorized to use Target’s Confidential Information on behalf of Purchaser in performance of such Seller’s duties as an employee or agent of Purchaser.

(c) Until the Closing, Purchaser shall (i) treat and hold as confidential any Confidential Information of Target, (ii) shall not use any of Target’s Confidential Information except in connection with this Agreement and the transactions contemplated hereby, and (iii) if this Agreement is terminated for any reason whatsoever, shall return to Target all tangible embodiments (including electronic and all other copies) thereof which are in its possession or control. From and after the Closing, Target shall treat and hold as confidential any Confidential Information and shall deliver to Purchaser and not retain all tangible embodiments (including electronic and all other copies) thereof which are in its possession or control.

7.3 Waiver of Share Transfer Restrictions. Each Seller expressly (i) consents to and approves of the transfer of the Shares contemplated hereby such that the sale hereunder is not restricted by Section 6.9 of that certain First Amended and Restated Shareholders Agreement dated December 12, 2007 between Sellers and Target and (ii) waives any transfer restrictions, procedural requirements or other obligations under such agreement or under Target’s Second Amended and Restated Memorandum of Association and Schedule A thereto with respect to the transfer of the Shares contemplated hereby, including those contained in Section 8 of Schedule A to Target’s Second Amended and Restated Memorandum of Association.

7.4 Share Consideration Lock-Up. Each Seller hereby agrees that such Seller will not (and will cause such Seller’s Affiliates not to), without the prior written consent of Parent (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of, or publicly announce an intention to do any of the foregoing, (a) any shares of Parent’s Common Stock issued as part of the Share Purchase Price hereunder for a period commencing on the Closing Date and continuing through the close of trading on the six (6) month anniversary of the Closing Date (the “Lock-Up Period”); and (b) more than twenty-five percent (25%) of the shares of Parent Common Stock issued as part of the Share Purchase Price hereunder in any three (3) month period following the Lock-Up Period through the close of trading on the eighteen (18) month anniversary of the Closing Date. The foregoing restrictions shall not apply to the transfer of any or all of such shares (i) by gift to the immediate family of such Seller, (ii) by will or intestate succession, (iii) to a trust the beneficiaries of which are exclusively Seller and/or a member or members of Seller’s immediate family, (iv) in dispositions of such shares to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement, (v) if Seller is a trust, to any beneficiary of Seller or to the estate of any such beneficiary, (vi) if Seller is a corporation, limited liability company or partnership, to any affiliate (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act, (vii) if Seller is a partnership or limited liability company, to the partners, former partners, members or former members of the undersigned, as applicable, or to the estates of any such partners, former partners, members or former members or (viii) with the prior written consent Parent; provided, however, that in any of (i) through (vii) above, but not (viii), it shall be a condition to such transfer that the transferee executes and delivers to Parent a separate lock-up agreement in a form reasonably satisfactory to Parent providing for the same restrictions as provided under this Section 7.4, and that there shall be no further transfer of such shares except in accordance with the lock-up agreement. For purposes of this Section 7.4, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Each Seller also agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent and registrar against the transfer of such shares except in compliance with the foregoing restrictions. This provisions of this Section 7.4 are irrevocable and will be binding on each Seller the respective successors, heirs, personal representatives, and assigns of Seller effective upon the Closing.

7.5 Closing Certificates. Target shall prepare and deliver to Parent and Purchaser certificates executed by the Chief Executive Officer and Chief Financial Officer of Target dated as of the Closing Date, certifying the Allocation Schedule, Target Transaction Expenses (the “Closing Transaction Expense Certificate”) and aggregate Outstanding Debt Amount (the “Target Outstanding Debt Certificate”) not later than three (3) Business Days prior to the Closing Date (or such shorter time as may be permitted by Purchaser) along with copies of the documents or instruments evidencing the amounts set forth on any such drafts and evidencing payment in full of the amounts set forth in such documents or instruments . Target shall also deliver to Parent and Purchaser the Estimated Closing Balance Sheet simultaneously with the delivery to Parent and Purchaser of Target Outstanding Debt Certificate.

7.6 Strategic Direction. Parent hereby confirms its intention to become a specialty pharmaceutical company primarily focused on the PRC. Parent confirms that its SCV-07 Phase II development spending of oral mucositis (“OM”) is expected to conclude after the phase 2b OM trials is complete and that in the event of a lack of success of Parent in its SCV-07 Phase II trial, as may be reasonably determined by Parent, no further U.S. based research and development shall be pursued by Parent during Parent’s fiscal years 2011 and 2012. However, if the SCV-07 Phase II trial is successful and the SCV-07 asset demonstrates strategic value to Parent or its Subsidiaries, as may be reasonably determined by Parent, Parent shall pursue further development through a self-funding model where no further material funding from Parent will be required. Furthermore, Parent intends that such SCV-07 asset will be available also for PRC-based development.

7.7 China Management. Concurrently with the execution of this Agreement, Mr. Mark Lotter shall have entered into an Employment Agreement (the “Employment Agreement”) and Secondment Contract with Purchaser and its affiliated entities. In addition, Parent and Mr. Lotter shall mutually designate such employee of the PRC operations of the combined company with several years of experience with Zadaxin® to be responsible for the marketing and sales of Zadaxin, which employee shall directly report to Mr. Lotter and be designated as a member of the senior management team of the PRC operations.

7.8 Option Repurchase. Sellers and Target shall have caused the termination of all outstanding options under Target’s 2007 Equity Incentive Plan or otherwise, as of the Closing Date, and shall have obtained an agreement from each of the holders of options under Target’s 2007 Equity Incentive Plan that their options are thereby being terminated in exchange for an aggregate cash amount equal to $3,745,094.58 and a right to participate in the Contingent Consideration in the amount as set forth in the Allocation Schedule (collectively, the “Option Repurchase Amount”), which amounts shall be paid by Purchaser on behalf of the Company to Synotek Limited as designated and directed by each holder of options in full settlement of the options.

7.9 Board Rights. From and after the Closing, through the date of determination by Parent of any Contingent Consideration payable (or determination that no Contingent Consideration is payable), in connection with any annual or special meeting of the stockholders of Parent called for the purpose of electing the members of the Board of Directors during such period, or whenever members of the Board of Directors are elected by written consent, Sellers shall be entitled, but not obligated, to nominate by written notice to Parent individual(s) (“Seller Nominees”) for membership to Parent’s Board of Directors to occupy up to two seats on Parent’s Board of Directors (it being understood that if the identities of such nominees are different than the previous persons nominated by Sellers, Sellers shall cause their current Board representative(s) to resign from Parent’s Board of Directors in connection with such nomination). Subject to the satisfaction of all legal and governance requirements regarding service as a director of Parent and to the reasonable approval of Parent’s Nominating and Corporate Governance Committee (“Governance Committee”) (such approval not to be unreasonably withheld, conditioned or delayed) (all such requirements and approval, “Board Membership Qualifications”), Parent shall, subject to the fiduciary duties of its Board of Directors, recommend to its stockholders the election of Seller Nominees at the applicable annual or special meeting.

(a) Any such Seller Nominee (including any successor nominee) shall, subject to applicable law and the fiduciary duties of Parent’s Board of Directors, be Parent’s and the Governance Committee’s nominee to serve on the Board of Directors. Parent shall, subject to the fiduciary duties of its Board of Directors, use its reasonable best efforts to have such Board representative elected as a director of Parent and Parent shall solicit proxies for each such individual to the same extent as it does for any of its other nominees to the Board of Directors.

(b) The Sellers shall have the power to designate a replacement for any Seller Nominee upon the death, resignation, retirement, disqualification or removal from office of a director currently serving as Seller Nominee, as the case may be, subject to satisfaction of all Board Membership Qualifications and the fiduciary duties of Parent’s Board of Directors. Parent’s Board of Directors will promptly take all action reasonably required to fill the vacancy resulting therefrom with such individual (including (i) such individual, subject to applicable law, being Parent’s and the Governance Committee’s nominee to serve on the Board of Directors, (ii) using reasonable best efforts to have such individual elected as director of Parent and (iii) Parent soliciting proxies for such individual to the same extent as it does for any of its other nominees to the Board of Directors), subject to its applicable fiduciary duties.

(c) Sellers shall cause each such Seller Nominee nominated or designated by Sellers in accordance with this Section to tender his or her voluntary resignation from the Board of Directors prior to settlement and payment of the Contingent Consideration pursuant to the provisions of Section 2.2 hereunder (or determination by Parent that no Contingent Consideration is payable), to be effective upon the later of settlement and payment of the Contingent Consideration (or determination by Parent that no Contingent Consideration is payable) or upon acceptance by Parent’s Board of Directors, which resignation shall be subject to consideration by Parent’s Board of Directors for acceptance, in which case such Seller Nominee would cease to continue as a member of the Board of Directors of Parent, or declination, in which case the Seller Nominee may be asked to continue as a member of the Board of Directors of Parent.

(d) In the event that any Seller Nominee is not elected to Parent’s Board of Directors by the stockholders of Parent at any election of directors held during period from the Closing through the date of determination by Parent of any Contingent Consideration payable (or determination that no Contingent Consideration is payable), then, subject to the fiduciary duties of Parent’s Board of Directors, Parent shall promptly thereafter, and in any event prior to the 30 calendar day period after the failure of Parent’s stockholders to elect such persons to Parent’s Board of Directors, appoint to Parent’s Board of Directors two nominees of Sellers to serve as Seller Nominees. Sellers shall use reasonable discretion to ensure that any Seller Nominee designated for election or appointment hereunder has the appropriate business experience and background such that Parent’s Board of Directors is able to in good faith nominate or appoint such individual to Parent’s Board of Directors in a manner consistent with the fiduciary duties of Parent’s Board of Directors. Sellers shall cooperate with Parent in any proposed designee for Parent’s Board of Directors and shall furnish to Parent any and all information reasonably required to facilitate the election or appointment of Seller Nominees to Parent’s Board of Directors, with the identification and information about any alternative Seller Nominee to be appointed in the 30 calendar day period after any failure of Parent’s stockholders to elect such persons to Parent’s Board of Directors to be provided to Parent no later than fifteen days prior to the end of the 30 calendar day period.

7.10 Standstill. Each Seller hereby agrees that for so long as they hold any shares of Parent Common Stock, neither he or it nor any of their affiliates (as such term is defined under the Exchange Act) will in any manner, directly or indirectly:

(a) effect, seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist any other Person to effect, seek, offer or propose (whether publicly or otherwise) to effect or participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Parent other than proxies and votes as solicited by Parent;

(i) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the securities of Parent;

(ii) make any public announcement with respect to, or submit an unsolicited proposal for or offer of (with or without condition), any extraordinary transaction involving Parent or its securities or assets; or

(iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of Parent except as may be otherwise specifically contemplated by this Agreement; or

(b) vote or provide consent with respect to any and all of the Shares beneficially owned by Seller, by proxy, instruction or otherwise (in each case to the extent such Shares are eligible to so vote), in connection with any election or removal of directors for a slate of directors which names more than two (2) directors nominated by or affiliated with either Sellers, any current or previous affiliate of any Seller or any current or previous affiliate of Target.

Each Seller also agree during such period not to request Parent (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section 7.10 (including this sentence).

7.11 Registration Statement. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issued pursuant to Section 2.1(b) hereunder (together with all equity securities issued or issuable directly or indirectly with respect to any such shares of Parent Common Stock by way of a unit or stock dividend or unit or stock split or in connection with a combination of units or shares, recapitalization, merger, consolidation or other reorganization, the “Registrable Securities”) to be registered under the Securities Act so as to permit the resale thereof, and in connection therewith shall use its reasonable best efforts to prepare and file a registration statement (the “Registration Statement”) with the SEC with respect to the Registrable Securities as soon as practicable after the Closing Date and shall use its reasonable best efforts to cause the Registration Statement to become effective prior to the expiration of the Lock-Up Period; provided, however, that each holder of Registrable Securities (“Holder”) shall provide all such information and materials to Parent and take all such action as may be necessary in order to permit Parent to comply with all applicable requirements of the SEC and to obtain any desired acceleration of the effective date of such Registration Statement. Such provision of information and materials is a condition precedent to the obligations of Parent pursuant to this Section 7.11. In addition, in the event Parent is unable to file a Form 8-K including any required financial statements of Target within the 71 calendar day period after which the initial Form 8-K is required to be filed for the consummation of the transactions contemplated by this Agreement and such failure to timely file is due to the failure of Parent and Target to complete any audited financial statements of Target required to be filed, then the Registration Statement shall not be required to become effective prior to the expiration of the Lock-Up Period but only at such time as may be reasonable practicable thereafter and 50% of the fees and costs incurred for Parent’s Form S-1 registration statement shall be shared by Sellers and deducted from the Indemnification Escrow Amount. Parent shall not be required to effect more than one (1) registration under this Section 7.11. The offering made pursuant to such registration shall not be underwritten.

(a) Effectiveness. Parent shall: (i) prepare and file with the SEC the Registration Statement in accordance with this Section 7.11 with respect to the shares of Registrable Securities and shall use its reasonable best efforts to cause the Registration Statement to remain effective for a period ending on the first to occur of (i) the date all of the shares registered thereunder are sold or may be sold under Rule 144 in one three-month period (assuming compliance by Holders with the provisions thereof) or (ii) eighteen (18) months after the Closing, subject to Section 7.11(b); (ii) prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary, and comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in the Registration Statement until the termination of effectiveness of the Registration Statement; and (iii) for so long as Parent is required to cause the Registration Statement to remain effective, furnish to each Holder such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) as required by the Securities Act, and such other documents as each Holder may reasonably request in order to effect the offering and sale of the shares of Registrable Securities to be offered and sold.

(b) Suspension of Effectiveness. Notwithstanding any other provision of this Section 7.11, Parent shall have the right at any time to require that all Holders suspend open market offers and sales of Registrable Securities whenever, and for so long as, in the reasonable, good-faith judgment of Parent after consultation with counsel, there is in existence material undisclosed information or events with respect to Parent (the “Suspension Right”). In the event Parent exercises the Suspension Right, such suspension will continue for the period of time reasonably necessary for disclosure to occur at a time that is not materially detrimental to Parent or until such time as the information or event is no longer material, each as reasonably determined in good faith by Parent after consultation with counsel. Parent will promptly give the Seller Representative notice, in a writing signed by an executive officer of Parent, of any such suspension (the “Suspension Notice”). Parent agrees to notify the Seller Representative promptly upon termination of the suspension (the “Resumption Notice”). Upon receipt of either a Suspension Notice or Resumption Notice, Parent shall immediately notify each Holder concerning the status of the Registration Statement. The period during which Parent is required to cause the Registration Statement to remain effective shall be extended by a period equal in length to any and all periods during which open market offers and sales of Registrable Securities are suspended pursuant to exercise of the Suspension Right.

(c) Expenses. Except as set forth in the first paragraph of this Section 7.11, Parent shall pay all of the out-of-pocket expenses incurred in connection with the registration of Registrable Securities pursuant to this Section 7.11, including all registration and filing fees, exchange listing fees, printing expenses, transfer agents’ and registrars’ fees, the fees and disbursements of Parent’s outside counsel and independent accountants. Sellers shall be responsible for any fees or disbursements of their own counsel incurred in connection with the registration of Registrable Securities pursuant to this Section 7.11.

7.12 Further Assurances. From time to time, at Parent and Purchaser’s request, whether on or after the Closing Date and without further consideration, each Seller shall execute and deliver or cause to be executed and delivered such further instruments of conveyance and transfer and take such other action as Parent and Purchaser reasonably may require more effectively to convey and transfer to Parent and Purchaser title to the Shares and to effectuate the transactions contemplated hereby. From time to time after the Closing, at Target’s request, whether on or after the Closing Date and without further consideration, Parent and Purchaser shall take such action (including, without limitation, executing and delivering documents) as Target reasonably may require more effectively to effectuate the transactions contemplated hereby.

8. Closing Actions and Deliverables.

8.1 Parent and Purchaser. At or prior to Closing, Parent and Purchaser shall have taken the following actions and shall have delivered the following deliverables:

(a) Actions.

(i) Board of Directors. Parent shall have increased the size of its Board of Directors by two (2) members for a total of ten (10) directors, and shall have appointed each of Mr. Lotter and Mr. Peter Barrett to Parent’s Board of Directors to fill the vacancies created in the Board of Directors as a result of such increase, effective upon Closing.

(b) Deliverables. Parent and Purchaser shall have delivered the following:

(i) Parent and Purchaser shall have delivered to each of Sellers immediately available funds of amounts with respect to the applicable Cash Purchase Price and shares of Parent Common Stock with respect to the Share Purchase Price to be paid at Closing (less the amounts, in each case, to be deposited in the Indemnification Escrow Amount and the Working Capital Escrow Amount) in the amounts set forth on the Allocation Schedule and delivered in the manner provided in Section 2 hereof.

(ii) Parent and Purchaser shall have delivered to the Escrow Agent the Working Capital Escrow Amount and the Indemnification Escrow Amount for deposit into escrow pursuant to the Escrow Agreement.

(iii) Parent and Purchaser shall have delivered to Target an opinion dated the Closing Date of DLA Piper LLP (US), US counsel to Parent, in a form reasonably satisfactory to Target.

(iv) Parent and Purchaser shall have delivered to Target the Escrow Agreement duly executed by Parent and Purchaser.

8.2 Target and Sellers. At or prior to Closing, Target and Sellers shall have taken the following actions and shall have delivered the following deliverables:

(a) Actions.

(i) All outstanding Notes shall have been repaid under the terms of the Notes with the principal and interest accrued on Target’s books through March 31, 2011 paid out of Target’s working capital immediately prior to Closing and accrued interest after March 31, 2011 and the premium amount as reflected in the Target Outstanding Debt Certificate paid out of the Cash Purchase Price at Closing as contemplated under Section 2.1(a).

(ii) All outstanding Series A Shares shall have converted to Common Shares pursuant to Section 4(a) of Schedule A of Target’s Second Amended and Restated Memorandum and Articles of Association.

(iii) Target shall have caused the termination of all outstanding options under Target’s 2007 Equity Incentive Plan or otherwise, as of the Closing Date, and shall have obtained an agreement from each of the holders of options under Target’s 2007 Equity Incentive Plan that their options are thereby being terminated in exchange for their respective portion of the Option Repurchase Amount.

(b) Deliverables. Target and Sellers shall have delivered to Parent and Purchaser the following:

(i) Share certificates representing the Shares and accompanying assignments and letters of transmittals transferring and conveying to Purchaser title to the Shares, as owner, free and clear of all Encumbrances.

(ii) Share certificates representing all Series A Shares as converted to Common Shares.

(iii) Respective payoff letters for the Convertible Promissory Notes in a form reasonably satisfactory to Parent.

(iv) Noncompetition agreements from Probio Inc. and Lion Sight International Limited, duly executed by each.

(v) The Closing Transaction Expense Certificate; provided, however, that such receipt shall not be deemed to be an agreement by Parent or Purchaser that the Closing Transaction Expense Certificate is accurate and shall not diminish Parent and Purchaser’s remedies hereunder to be indemnified for Indemnifiable Transaction Expenses.

(vi) The Target Outstanding Debt Certificate; provided, however, that such receipt shall not be deemed to be an agreement by Parent or Purchaser that Target Outstanding Debt Certificate is accurate and shall not diminish Parent and Purchaser’s remedies hereunder if Target Outstanding Debt Certificate is not accurate.

(vii) Opinions dated as of the Closing Date of Katten Muchin Rosenman LLP, as U.S. counsel to Target, Duan & Duan Law Offices, as PRC counsel to Target, and Walkers, as Cayman counsel to Target, in forms reasonably satisfactory to Parent and Purchaser.

(viii) The Escrow Agreement duly executed by Seller Representative.

(ix) Resolutions of the Board of Directors of Target, certified as being correct and complete and then in full force and effect, authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the transfer of the shares.

(x) An officer’s certificate of Target certifying the Estimated Closing Balance Sheet and the Estimated Closing Working Capital Statement.

(xi) A certificate, dated as of a recent date, of Register of Companies in and for the Cayman Islands as to the good standing of Target.

(xii) An updated and amended Register of Members dated as of the Closing, as certified by the registered agent of Target, reflecting the transfer of the shares from Sellers to Purchaser.

(xiii) Duly-executed written resignations and releases, effective as of the Closing, of each of (a) the directors and officers of Target and (b) to the extent requested by Parent or Purchaser at least three (3) Business Days prior to the Closing Date, the legal representative, directors, general manager, supervisor and officers of the WFOE.

(xiv) The official seals and statutory books (including minute books) and books of account of Target and the WFOE made up to the Closing Date.

9. Survival and Indemnification.

9.1 Survival of Representations.

(a) All representations and warranties of Sellers and Target contained in this Agreement or in any certificate or schedule delivered pursuant hereto shall survive the Closing during the Survival Period and shall thereafter be terminated and shall have no further force or effect, except that (i) representations and warranties of each Seller in Sections 4.1 (Authority and Binding Obligation) and 4.2 (Title to Shares ) and (ii) representations and warranties of Target in Sections 5.1 (Organization and Qualification), 5.2 (Authority and Binding Obligation) and 5.3 (Capitalization) (collectively, the “Fundamental Representations”) shall survive for the period of their applicable statute of limitations and shall thereafter be terminated and of no further force or effect, and (iii) representations and warranties of Target in Section 5.9 (Taxes) shall survive for a period of three years after the Closing Date. All representations and warranties of Parent and Purchaser contained in this Agreement or in any certificate or schedule delivered pursuant hereto shall survive the Closing and shall thereafter be terminated and have no further force or effect on the 18 month anniversary of the Closing Date.

(b) The right of Parent and Purchaser hereunder to recover any relief (including, without limitation, any Damages (as defined in Section 9.2(a) below)) against Sellers resulting from, arising out of or incurred with respect to any inaccuracy in, breach or violation of or default under any particular representation or warranty contained in this Agreement shall terminate upon, and be forever barred from and following, the termination under Section 9.1(a) of such representation or warranty; provided, however, if Parent or Purchaser provides to Seller Representative written notice, prior to the day of termination of such representation or warranty, of a claim made in good faith pertaining to the inaccuracy in, breach or violation of or default under such representation or warranty (which notice shall contain all information required of a Claim Notice (as defined and described in Section 9.5(a)), then, subject to the other provisions of this Section 9, such claim shall survive termination of such representation or warranty indefinitely until such claim is finally resolved. The same principle shall apply with respect to indemnity claims made by Sellers against Parent and Purchaser in connection with breach of the representations and warranties of the Parent and Purchaser prior to the day of termination of such representation or warranty. Except as expressly provided in this Section 9.1(b), upon termination of any particular representation or warranty contained in this Agreement, no party shall be entitled to recover any relief (including, without limitation, any Damages) resulting from, arising out of or incurred with respect to any inaccuracy in, breach or violation of or default under such terminated representation or warranty.

(c) All covenants and agreements under this Agreement shall survive until fully performed, unless limited by their terms or purpose.

9.2 Indemnification.

(a) Liability of an Individual Seller with respect to its Representations and Warranties and Other Matters. Each Seller shall severally and not jointly with other Sellers indemnify and shall hold Parent, Purchaser and their officers, directors, agents, attorneys and employees, and each Person, if any, who controls or may control Purchaser (individually a “Purchaser Indemnified Person” and collectively the “Purchaser Indemnified Persons”) harmless from and against any actual liability, loss, cost, expense, claim, lien or other damage, including, without limitation, reasonable attorneys’ fees and expenses (all of the foregoing items for purposes of this Agreement are referred to as “Damages”), resulting from, arising out of or incurred with respect to:

(i) any misrepresentation or breach or default of any representation or warranty of such Seller given or made by such individual Seller herein or in any certificate or schedule delivered pursuant hereto at the Closing;

(ii) any failure of such Seller to perform or observe any covenant or agreement contained herein on the part of such individual Seller to be performed or observed; or

(iii) Parent or Purchaser’s enforcement of their rights under this Section 9.2(a).

(b) Liability of an Individual Seller with respect to Target’s Representations and Warranties and Other Matters. In addition to the indemnification provided in Section 9.2(a) above, subject to the limitations set forth in this Section 9, each Seller (as defined below) shall severally and not jointly with other Sellers indemnify and shall hold Purchaser Indemnified Persons harmless from and against any Damages resulting from, arising out of or incurred with respect to:

(i) any misrepresentation or breach or default of any representation or warranty given or made by Target herein or in any certificate or schedule delivered pursuant hereto at the Closing;

(ii) any failure of Target to perform or observe any covenant or agreement contained herein on the part of Target to be performed or observed;

(iii) any amounts required to be refunded to Parent and Purchaser under Section 2.3;

(iv) any understatement of the Outstanding Debt Amount as set forth in Target Outstanding Debt Certificate;

(v) any Indemnifiable Transaction Expenses;

(vi) any “Covered Matter” listed on Schedule 9.2(b)(vi);

(vii) any inaccuracies or disputes resulting from Sellers’ allocation under the Allocation Schedule; or

(viii) Parent or Purchaser’s enforcement of their rights under this Section 9.2(b).

Sellers’ indemnification obligations under this Section 9.2(b) of this Agreement shall be in accordance with their Pro-rata Interests and as set forth across each Seller’s name in the Allocation Schedule under the column entitled “Pro-Rata Interests”.

For all breaches or defaults of any Seller’s representations, warranties, covenants or agreements or with respect to any other matter for which indemnification is provided for under Section 9.2(a), the indemnification obligations of each Seller to the Purchaser Indemnified Persons shall be several and not joint and shall be specific to the Seller in breach or default of any representations, warranties, covenants or agreements. For all breaches or defaults of Target’s representations, warranties, covenants or agreements or with respect to any other matter for which indemnification is provided for under Section 9.2(b), the indemnification obligations of Sellers to the Purchaser Indemnified Persons shall also be several and not joint, with liability of each Seller’s to be apportioned based upon each Seller’s Pro-rata Interests. Subject always to Section 9.3 below, in order to fulfill the obligations of any Seller pursuant to Sections 9.2(a) or 9.2(b), Damages owed to Purchaser Indemnified Persons shall be paid: (i) first, out of any cash or shares of Parent Common Stock held as the Indemnification Escrow Amount of such Seller, at Sellers’ election; and (ii) second out of the amounts payable to any such Seller as Contingent Consideration under Section 2 hereof as a right of set-off against such amounts; and in the event (A) any Damages to Purchaser Indemnified Persons exceed the amount of the Indemnification Escrow Amount or amounts payable to a Seller as Contingent Consideration under Section 2 hereof or (B) arise after the payment of the Contingent Consideration or release of the Indemnification Escrow Amount, such amounts shall be paid by such Seller directly from any proceeds actually received by such Seller. For purposes of satisfying any indemnification claim for Damages hereunder, the value of Parent Common Stock shall be the then-current market value of the Parent Common Stock at the close of market on the date of resolution of such indemnifiable claim. Should any indemnification claim made prior to the expiration of the Survival Period fail to reach final determination and satisfaction prior to the expiration of the Survival Period, a portion of the Indemnification Escrow Amount that the parties reasonably determine in good faith as sufficient to satisfy all amounts with respect to such indemnification claim shall be retained in escrow pending final resolution of such claim in accordance with the provisions of the Escrow Agreement.

(c) Parent and Purchaser’s Indemnification Obligations. Parent and Purchaser shall indemnify, save and keep Target and Seller and their respective officers, directors, shareholders partners and agents (“Seller Indemnified Persons”) harmless against and from all Damages sustained by such Seller Indemnified Persons as a result of:

(i) any breach of any representation or warranty made by Parent and Purchaser under this Agreement and any ancillary document; and

(ii) any breach of, or failure to comply with, any of the covenants or obligations of Parent and Purchaser under this Agreement and any ancillary document.

(d) Calculating Damages. For the sole purpose of determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date (but not for determining whether or not any breaches of representations or warranties have occurred), subject to Sections 9.3 and 9.4, any materiality, material adverse effect or similar standard or qualification contained in such representation or warranty shall be disregarded.

9.3 Maximum Indemnification; Limitations.

(a) The liability of each Seller to Purchaser Indemnified Persons for indemnification for misrepresentations, breaches or defaults of representations and warranties of Sellers and Target under Section 9.2(a) and (b) involving representations and warranties which do not constitute Fundamental Representations shall be capped at such Seller’s Pro-rata Interest of the sum of the Indemnification Escrow Amount plus one third (1/3) of the Contingent Consideration that may be payable to Sellers pursuant to Section 2 hereof, and the liability of each Seller to Purchaser Indemnified Persons for indemnification for breach of the Fundamental Representations shall be capped at fifty percent (50%) of such Seller’s Pro-rata Interest of the sum of the Initial Consideration paid to Sellers plus fifty percent (50%) of the Contingent Consideration that may be payable to Sellers pursuant to Section 2 hereof.

(b) The liability of Parent and Purchaser to Seller Indemnified Persons for indemnification for misrepresentations, breaches or defaults of representations and warranties of Parent and Purchaser shall be capped at an amount equal to value of the proceeds in the Indemnification Escrow Amount measured as of the Closing Date.

(c) Notwithstanding the foregoing, any limitation contained in the provisions of this Section 9.3 shall not apply to finally adjudicated fraud or criminal activity.

9.4 Damage Threshold. Notwithstanding anything to the contrary set forth herein, no party shall have Liability for breaches of a representation or warranty under Section 9.2(a)(i), 9.2(b)(i) or 9.2(c)(i) and no party may receive any Damages or other payment for Damages under such sections unless and until the aggregate amount of Damages owed to such indemnified party exceeds Three Hundred Thousand Dollars (US$300,000) or its equivalent in other currencies (the “Indemnity Threshold”) and a certificate to that effect has been delivered by the indemnified party to the indemnifying party. Thereafter, an indemnified party shall be entitled to receive indemnities in excess of such Indemnity Threshold. Notwithstanding the foregoing, the Indemnity Threshold shall not apply for any breach of a Fundamental Representation.

9.5 Procedures for Indemnification.

(a) Purchaser Indemnified Person(s) may seek indemnification from the Sellers and Seller Indemnified Person(s) may seek indemnification from Parent (in each case, the “Indemnified Person”) for any Damages with respect to an indemnification claim under this Agreement (a “Claim”) for which Sellers or Parent may, respectively, be liable (the “Indemnifying Person”) by promptly giving written notice (a “Claim Notice”) to the Seller Representative (as defined in Section 10.1 below) (if a claim by Purchaser Indemnified Person(s)) or to Parent (if a claim by Seller Indemnified Person(s)) specifying in reasonable detail the Damages claimed (and a good faith reasonable estimate thereof), including the date each such item was paid, or properly accrued or arose and the nature of the misrepresentation or breach or default of representation, warranty, covenant or agreement to which such item is related.

(b) If the Seller Representative with respect to a Claim by Purchaser Indemnified Person(s) or if the Parent with respect to a Claim by Seller Indemnified Person(s), in each case that is the subject of a Claim Notice given pursuant to Section 9.5(a): (i) agrees with the Indemnified Person with respect to such Claim, a mutually acceptable memorandum setting forth such agreement shall be prepared and signed by both parties, or (ii) disputes the existence or the amount of such Claim or the Indemnifying Person’s obligation hereunder to indemnify the Indemnified Person therefor, the Indemnifying Person shall notify the Indemnified Person in writing (with reasonable specificity) within fifteen (15) Business Days following the Indemnifying Person’s receipt of the Claim Notice (the “Response Notice”), and then the parties will negotiate in good faith to resolve such Claim for up to twenty (20) Business Days or such other period of time as the parties mutually agree. If the parties should then so agree with respect to resolution of such Claim, a mutually acceptable memorandum setting forth such agreement shall be prepared and signed by both parties. Any amounts owed to an Indemnified Person shall be paid no later than five (5) Business Days after resolution hereunder in the manner contemplated by Section 9.2.

(c) If (i) no Response Notice is received by the Indemnified Person within fifteen (15) Business Days after the Indemnifying Person’s receipt of the Claim Notice or (ii) the parties are unable to agree on resolution of the Claim within the twenty (20) Business Day negotiation period specified in Section 9.5(b) after Indemnified Person’s receipt of a Response Notice, then the Claim will be deemed disputed and the matter shall be subject to resolution under the provisions of Section 11.7.

(d) With respect to all references to the Indemnifying Person or Indemnified Person in this Section, all notices to be given to or by Sellers shall be given by or to Seller Representative.

9.6 Third-Party Claims. In the event that a Purchaser Indemnified Person becomes aware of a third-party claim which could result in Damages for which it or any other Purchaser Indemnified Person may be entitled to indemnification hereunder, such Purchaser Indemnified Person shall promptly and without delay notify Seller Representative of such third-party claim, and Sellers shall be entitled, at their own expense, to participate in any defense of such claim; provided, however, that no delay or failure on the part of Parent or Purchaser in notifying Seller Representative shall relieve Sellers from any obligation hereunder unless Sellers are thereby prejudiced (and then solely to the extent of such prejudice). Purchaser Indemnified Persons shall be entitled to assume the defense of such third-party claim with counsel of its selection. Purchaser Indemnified Persons shall keep Seller Representative informed of all material developments and events relating to such Claim, and shall deliver to Seller Representative, within five (5) Business Days after Purchaser Indemnified Person’s receipt thereof, copies of all notices, correspondence and documents (including court papers) received by Purchaser relating to such Claim. Purchaser Indemnified Person shall have the right in its sole discretion to settle any such Claim; provided, however, in the event that the Seller Representative has not consented to any such settlement in writing prior to such settlement, Seller Representative shall retain the right to object under this Section 9 to the amount of any Claim by Purchaser Indemnified Person for indemnity with respect to such settlement, including the reasonableness of the amount of such settlement; provided further, however, that in the event that Seller Representative has consented in writing to any settlement of any third-party claim to which any Purchaser Indemnified Person is entitled to indemnification under this Section 9, Seller Representative shall have no power or authority to object under any provision of this Section 9 to the amount of any Claim by Parent or Purchaser for indemnity with respect to such settlement.

9.7 Limitation on Indemnity; Exclusivity of Remedy. Except in respect of claims based upon fraud or violation of the federal securities laws, the indemnification accorded by this Section 9 shall be the sole and exclusive remedy of the parties indemnified under this Section 9; provided, however, that any Damages recovered by Purchaser Indemnified Persons for any Claim made pursuant to this Section 9 shall be reduced by the amount of recovery proceeds from any insurance policy (including title insurance) held by Target covering such Claim and actually paid to Purchaser Indemnified Persons; provided further, however, that should such recovery from the insurance policy result in an increase to such policy’s insurance premium, such reduction to Damages shall be offset by the total amount of such premium increase. Notwithstanding the foregoing, in the event of any breach or failure in performance after the Closing Date of any covenant or agreement, a non-breaching party shall also be entitled to seek specific performance, injunction or other equitable relief. The covenants of any party shall terminate according to the terms of such covenant and the expiration of the applicable statute of limitations.

9.8 Tax Treatment of Indemnification Payments. Any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the purchase price for the Shares.

10. Seller Representative.

10.1 Designation and Replacement of Seller Representative. Sellers have agreed that it is desirable to designate a representative to act on behalf of Sellers for certain limited purposes, as specified herein (the “Seller Representative”) as Seller’s agent, proxy and attorney-in-fact. Sellers hereby appoint and designate Mark Lotter as the initial Seller Representative. The appointment and agency created hereby is irrevocable, and shall be deemed to be coupled with an interest. Seller Representative may resign at any time, but no resignation shall be effective until a new Seller Representative, who shall be reasonably able to perform the duties of the Seller Representative and reasonably satisfactory to Parent and Purchaser, has been appointed and agrees in a writing delivered to Parent and Purchaser to be bound by the terms of this Agreement. Subject to the foregoing, in the event of the death, incapacity, resignation or removal of a Seller Representative, a new Seller Representative shall be appointed by a vote or consent of a majority of Sellers (pro rata in accordance with their Pro-rata Interest), such appointment to become effective upon the later of the date set forth in notice of such vote or written consent or the date such notice of such vote or written consent is received by Parent and Purchaser or Target. All decisions, actions, consents and instructions by the Seller Representative shall be binding upon all of Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same. Parent and Purchaser shall be entitled to rely on any action taken or decisions made by the Seller Representative, as being the action or decision of Sellers, and Parent and Purchaser is hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.

10.2 Authority and Rights of the Seller Representative; Limitations on Liability. The Seller Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Seller Representative shall have no obligation to act on behalf of Sellers, except as expressly provided herein or therein. Without limiting the generality of the foregoing, the Seller Representative shall have full power, authority and discretion (i) to negotiate, settle, compromise or take any other action to otherwise handle any claim for indemnification by any Purchaser Indemnified Person pursuant to Section 9 hereof; (ii) to resolve any and all post-closing disputes by and on behalf of Sellers; and (iii) to act on behalf of Sellers with respect to any and all other matters hereunder. The Seller Representative shall have no liability to Parent, Purchaser, Target or Sellers with respect to actions taken or omitted to be taken in its capacity as the Seller Representative, except with respect to the Seller Representative’s gross negligence or willful misconduct. The Seller Representative shall at all times be entitled to rely on any directions received from a majority of Sellers. All decisions, actions, consents and instructions by the Seller Representative shall be binding upon all of Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same.

10.3 Representations of the Seller Representative. The Seller Representative represents and warrants to Parent and Purchaser that the Seller Representative has all requisite power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. This Agreement has been and duly and validly executed and delivered by the Seller Representative and constitutes a legal, valid and binding obligation of the Seller Representative, enforceable against the Seller Representative in accordance with his or her respective terms, except as enforcement may be limited by general principles of equity, whether considered in a Proceeding at law or in equity, and by applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally. The execution, delivery and performance by the Seller Representative of this Agreement and the consummation by the Seller Representative of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of law applicable to the Seller Representative or by which any property or asset of the Seller Representative is bound or affected, (ii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any rights of termination, acceleration or cancellation of, or other change of any right or obligation or the loss of any benefit to which the Seller Representative is entitled under, any provision of any agreement, indenture or other instrument to which the Seller Representative is a party of by which the Seller Representative or any of his or her assets may be bound, or (iii) result in the creation or imposition of any Encumbrance on any assets of the Seller Representative or result in a violation or revocation of any license, permit, franchise, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Seller Representative from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Seller Representative to perform his or her obligations under this Agreement.

11. Miscellaneous.

11.1 Waivers. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

11.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given only if done in the following ways: (i) on the day of delivery if delivered personally, (ii) two (2) Business Days after the date of mailing if mailed by registered or certified first class mail, postage prepaid, (iii) the next Business Day following deposit with an overnight air courier service which guarantees next day delivery, or (iv) when sent by facsimile (with a copy promptly sent by registered or certified mail return receipt requested), to the other party at the following address (or to such Person or Persons or such other address or addresses as a party may specify by notice pursuant to this provision):

(a) If to Parent or Purchaser, to:
SciClone Pharmaceuticals, Inc. 950 Tower Lane, Suite 900 Foster City, CA 94404 Attention: Chief Executive Officer Facsimile: (650) 350-4871
With a copy to:
DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 Attention: Eric H. Wang, Esq. Facsimile: (650) 687-1205
(b) If to Target, to:

NovaMed Pharmaceuticals, Inc.
Room 2601, Central Plaza
No. 227 North Huang Pi Road
Shanghai, 200003,China
Attention: Chief Executive Officer
Facsimile: +86 (21) 6375 8810
With a copy to:
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661-3693
Attention: Feng Xue, Esq.
Facsimile: (312) 577-8807

(c) If to Sellers or the Seller Representative, to such address as is set forth under his or its name on the Allocation Schedule:

11.3 Amendments. At any time prior to the Closing Date, this Agreement may be amended, supplemented or modified by a writing signed on behalf of each of the parties hereto; provided, however, that Seller Representative execute a valid and binding amendment, supplement or modification on behalf of all Sellers to the extent such amendment, supplement or modification does not adversely affect the amount of consideration payable to, or the amount of liability of, any Seller hereunder.

11.4 Expenses. Parent and Purchaser shall bear the expenses of Parent and Purchaser in connection with this Agreement and the transactions to effectuate this Agreement. Target shall bear the expenses of Target and Sellers in connection with this Agreement and the transactions to effectuate this Agreement, including, without limitation, financial advisors’, attorneys’ and accountants’ fees and any transfer taxes, if any, in connection with the transactions to effectuate this Agreement (“Target Transaction Expenses”). Notwithstanding anything in the foregoing, in the event that any Target Transaction Expenses have not been accrued or paid by Target prior to the Closing, such expenses shall be set forth on the Closing Transaction Expense Certificate and deducted from the Purchase Price payable to Sellers under Section 2 hereof. Any Target Transaction Expenses that (i) remain unaccrued and unpaid by Target as of the Closing and (ii) have not been set forth on the Closing Transaction Expense Certificate are collectively referred to as “Indemnifiable Transaction Expenses” and shall constitute “Damages” for purposes of Section 9.

11.5 Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the schedules hereto, including the Disclosure Schedule, together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for that certain Mutual Confidential Disclosure Agreement dated September 13, 2008 which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.

11.6 Governing Law. This Agreement is governed by, and all disputes arising under or in connection with this Agreement shall be resolved in accordance with, the laws of Delaware (to the exclusion of its conflict of laws rules), except that the arbitration clause and any arbitration thereunder shall be governed by the Federal Arbitration Act, Chapters 1 and 2.

11.7 Arbitration.

(a) All disputes arising out of or in connection with this Agreement shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by one or more arbitrators appointed in accordance with the said ICC Rules. The arbitration shall be conducted in the English language. The place of arbitration shall be San Francisco, California. In addition to the ICC Rules, the parties agree that the arbitration shall be conducted according to the IBA Rules of Evidence, as current as of the date of this Agreement.

(b) The parties undertake to keep confidential all awards in their arbitration, together with all materials in the proceedings created for the purpose of the arbitration and all other documents produced by another party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right or to enforce or challenge an award in legal proceedings before a court or other judicial authority.

(c) The arbitrator(s) are authorized to include in their award an allocation to any party of such costs and expenses, including attorneys’ fees, as the arbitrator(s) shall deem reasonable. Judgment upon any award(s) rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The parties hereby waive all objection which it may have at any time to the laying of venue of any proceedings brought in such courts, waives any claim that such proceedings have been brought in an inconvenient forum and further waives the right to object with respect to such proceedings that any such court does not have jurisdiction over such party.

(d) Notwithstanding the foregoing, with respect to the Non-Competition Agreements of Mr. Lotter, Probio Inc. and Lion Sight International Limited, Parent and Purchaser shall have the option, at their sole election, to enforce such agreements in the courts and according to the law of the jurisdiction specified in those Non-Competition Agreements.

11.8 Section and Paragraph Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.10 Parties in Interests. Nothing contained in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their permitted assignees, any rights or remedies under or by reason of this Agreement. No assignment of this Agreement or any rights hereunder by any party shall be given any effect without the prior written consent of the other party. Notwithstanding the foregoing, upon written notice to Sellers prior to Closing, Parent shall have the right to substitute another of its wholly-owned Subsidiaries as “Purchaser” hereunder. Such Subsidiary shall deliver a duly executed signature page as “Purchaser” to this Agreement and shall agree to be bound as Purchaser hereunder. Subject to the preceding sentences, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

11.11 Definition of knowledge, Business Day and Dollars. For purposes of this Agreement, (a) the term “knowledge” as applied to (i) Sellers shall mean any and all information which any of Sellers actually knew of without any obligation on the part of the Sellers to investigate and (ii) Target shall mean any and all information which was actually known or reasonably should have been known by any executive officer or key employee of Target; (b) the term “Business Day” shall mean a day (i) other than a Saturday or Sunday and (ii) on which commercial banks are open for business in California; and (c) all references to monetary amounts shall be in U.S. currency and dollar amounts shall mean U.S. dollars.

11.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.13 Severability. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PARENT

SCICLONE PHARMACEUTICALS, INC.

By:	/s/ F. Blobel
Name: Title:	Friedhelm Blobel, Ph.D. President and Chief Executive Officer

PURCHASER

SCICLONE PHARMACEUTICALS HONG KONG LIMITED

By:	/s/ F. Blobel
Name: Title:	Friedhelm Blobel, Ph.D. Director

TARGET

NOVAMED PHARMACEUTICALS, INC.

By:	/s/ Mark Lotter
Name: Title:	Mark Lotter Director

SELLER REPRESENTATIVE

/s/ Mark Lotter
MARK LOTTER

[Signature Page to Share Purchase Agreement]

SELLERS

LION SIGHT INTERNATIONAL LIMITED

By:	/s/ Y. Slew
Name:	Yibo Slew
Title:	Director

PROBIO, INC.

By:	/s/ Philip Xiao
Name:	Philip Xiao
Title:	Director

ATLAS VENTURE FUND VII, L.P.

By:	/s/ K. Laguerre
Name:	Kristen Laguerre
Title:	Vice President

FIDELITY ASIA PRINCIPALS FUND L.P.

By:	/s/ Mattle Heall
Name:
Title:

FIDELITY ASIA VENTURES FUND L.P.

By:	/s/ Mattle Heall
Name:
Title:

BEACON BIOVENTURES FUND II LIMITED PARTNERSHIP

By:	/s/ Stephen Knight
Name:	Stephen Knight
Title:	Vice President

[Signature Page to Share Purchase Agreement]

SELLERS

SPEARING LIMITED

By:	/s/ Mark Lotter
Name:	Mark Lotter
Title:

[Signature Page to Share Purchase Agreement]

SELLERS (INDIVIDUALS AND TRUSTS)

/s/ Yipling Yi Yipling Yi

THE BRODY FAMILY TRUST U/T/D 8-15-86

By:	/s/ William R. Brody
Name:	William R. Brody
Title:	Trustee

IMPORTANT INDIVIDUAL AND TRUST SELLER ACKNOWLEDGEMENT: By signing above, each Seller who is an individual or trust hereby acknowledges that he or it: (i) has read and understands this Agreement , (ii) has full authority and capacity to sign this Agreement without further consent or agreement from any other trustee or Person (with respect to a trust) or from his or her spouse (with respect to an individual), unless such trustee, Person or spouse co-signs this Agreement herewith, (iii) understands that such Seller is making individual representations and warranties as set forth in Section 4 hereof and (iv) understands that such Seller is providing for indemnities for breaches of such individual representations and is providing for indemnities with respect to other matters, each as set forth in Section 9 hereof.

[Signature Page to Share Purchase Agreement]

1.	Purchase and Sale of Shares		2

2.	Purchase Price		2

	2.1	Consideration Amounts	2
	2.2	Consideration Payments	7
	2.3	Working Capital Adjustment to Purchase Price	11
	2.4	Escrow and Adjustment Payments	14
	2.5	Payment of Transfer Taxes and Fees	14
	2.6	Payment of Other Amounts at Closing	14

3.	Closing		14

4.	Representations and Warranties of Sellers		15

	4.1	Authority and Binding Obligation	15
	4.2	Title to Shares	15
	4.3	No Conflicts	15
	4.4	Investment Representations	15
	4.5	No Obligations or Agreements	16

5.	Representations and Warranties of Target		17

	5.1	Organization and Qualification	17
	5.2	Authority and Binding Obligation	17
	5.3	Capitalization	18
	5.4	No Conflicts	18
	5.5	Financial Information	19
	5.6	No Undisclosed Liabilities	19
	5.7	Absence of Changes	20
	5.8	Contracts and Commitments	20
	5.9	Taxes	23
	5.10	Intellectual Property Rights	24
	5.11	Real Property	26
	5.12	Privacy and Data Collection	26
	5.13	Accounts Receivable	27
	5.14	Officers, Directors and Bank Accounts	27
	5.15	Transactions with Interested Persons	27
	5.16	Insurance	27
	5.17	Litigation	28
	5.18	Books and Records	28
	5.19	Corruption	28
	5.20	Compliance with Laws	28
	5.21	Employees; Labor Relations	29
	5.22	Employee Benefit Matters	30
	5.23	Indebtedness	32
	5.24	Customers and Distributors	32
	5.25	Service Liability	33
	5.26	Tangible Assets	33
	5.27	Brokers’ and Finders’ Fees	34
	5.28	Environmental Matters	34
	5.29	No Other Representations and Warranties	34

6.	Representations and Warranties of Parent and Purchaser		34

	6.1	Organization and Qualification	34
	6.2	Authority and Binding Obligation	34
	6.3	No Conflicts	34
	6.4	Capitalization	35
	6.5	Issuance of Shares	35
	6.6	Available Funds	35
	6.7	Brokers’ and Finders’ Fee	35
	6.8	SEC Reports	35
	6.9	No Other Representations and Warranties	35

7.	Understandings and Covenants		36

	7.1	Mutual Cooperation	36
	7.2	Confidentiality	36
	7.3	Waiver of Share Transfer Restrictions	36
	7.4	Share Consideration Lock-Up	37
	7.5	Closing Certificates	37
	7.6	Strategic Direction	37
	7.7	China Management	38
	7.8	Option Repurchase	38
	7.9	Board Rights	38
	7.10	Standstill	39
	7.11	Registration Statement	40
	7.12	Further Assurances	41

8.	Closing Actions and Deliverables		41

	8.1	Parent and Purchaser	41
	8.2	Target and Sellers	42

9.	Survival and Indemnification		43

	9.1	Survival of Representations	43
	9.2	Indemnification	44
	9.3	Maximum Indemnification; Limitations	46
	9.4	Damage Threshold	47
	9.5	Procedures for Indemnification	47
	9.6	Third-Party Claims	48
	9.7	Limitation on Indemnity; Exclusivity of Remedy	48
	9.8	Tax Treatment of Indemnification Payments	48

10.	Seller Representative		48

	10.1	Designation and Replacement of Seller Representative	48
	10.2	Authority and Rights of the Seller Representative; Limitations on Liability	49
	10.3	Representations of the Seller Representative	49

11.	Miscellaneous		50

	11.1	Waivers	50
	11.2	Notices	50
	11.3	Amendments	51
	11.4	Expenses	51
	11.5	Entire Agreement	51
	11.6	Governing Law	51
	11.7	Arbitration	51

11.8	Section and Paragraph Headings	52
11.9	Counterparts	52
11.10	Parties in Interests	52
11.11	Definition of knowledge, Business Day and Dollars	52
11.12	Rules of Construction	52
11.13	Severability	52